Notice of Meeting

and Management Information Circular

for

Annual and Special Meeting of Shareholders of

Claude Resources Inc.

to be held on Thursday, May 10, 2012

CLAUDE RESOURCES INC.

Notice of Annual and Special Meeting of Shareholders

TAKE NOTICE that the Annual and Special Meeting (the "Meeting") of the shareholders of CLAUDE RESOURCES INC. (the "Corporation") will be held at the Sheraton Cavalier Hotel, Top Of The Inn, 612 Spadina Crescent East, Saskatoon, Saskatchewan, on Thursday the 10th day of May, 2012 at the hour of 10:00 a.m. (Saskatoon time) for the following purposes:

1.	To receive and consider the report of the directors and audited consolidated financial statements for the year ended December 31, 2011, and the report of the auditor thereon;

2.	To elect directors for the ensuing year;

3.	To appoint the auditor for the ensuing year and to authorize the directors of the Corporation to fix their remuneration;

4.	To consider and, if considered appropriate, pass an ordinary resolution to authorize and approve an amendment to the Corporation's Employee Share Purchase Plan;

5.	To consider and, if considered appropriate, pass an ordinary resolution of Independent Shareholders to ratify and approve the continued existence of the Corporation's Shareholder Rights Plan; and

6.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Particulars of the matters referred to above are set forth in the accompanying Management Information Circular.

Shareholders who are unable to attend the Meeting are requested to date, sign and return the enclosed form of proxy to Valiant Trust Company, 310, 606 - 4th Street SW, Calgary, Alberta T2P 1T1, in the enclosed self-addressed envelope or to the Chairman of the Corporation at Suite 200, 224 - 4th Avenue South, Saskatoon, Saskatchewan, S7K 5M5, not less than 24 hours prior to the time of the Meeting or any adjournment thereof.

DATED at the City of Saskatoon, in the Province of Saskatchewan, this 30th day of March, 2012.

BY ORDER OF THE BOARD OF

DIRECTORS

Ted J. Nieman

Chairman

March 30, 2012

Dear Shareholder:

It is my pleasure to invite you to attend the annual and special meeting of shareholders of Claude Resources Inc. (“Claude”), which will be held on Thursday, May 10, 2012 in Saskatoon at the Sheraton Cavalier Hotel at the Top of the Inn at 10:00 a.m. It is an opportunity for the directors and Management of Claude to meet with you, our shareholders. At the meeting, we will report to you on Claude’s performance in 2011 and our plans for the future.

Included in this package are Claude’s 2012 Notice of Meeting, Management Information Circular, a form of Proxy, and Mail List Request Form. These materials describe the business to be dealt with at the meeting and provide you with additional information about Claude and its directors and executive officers. Please exercise your rights as shareholders either by attending the meeting in person or by using the enclosed request for voting instructions or form of Proxy.

I thank you for your interest and confidence in Claude and I urge you to exercise your right to vote.

Sincerely,

CLAUDE RESOURCES INC.

Ted J. Nieman

Chairman of the Board of Directors

CLAUDE RESOURCES INC.

Management Information Circular

For the Annual and Special Meeting of Shareholders

to be held on May 10, 2012

SOLICITATION OF PROXIES BY MANAGEMENT

This Management Information Circular is furnished in connection with the solicitation of proxies by or on behalf of the management of Claude Resources Inc. (the "Corporation") for use at the Annual and Special Meeting (the "Meeting") of the shareholders of the Corporation. The information contained herein is current as of March 30, 2012, unless otherwise indicated. The Meeting will be held at the Sheraton Cavalier Hotel, Top Of The Inn, 612 Spadina Crescent East, Saskatoon, Saskatchewan, on May 10, 2012, 10:00 a.m. (Saskatoon time) for the purposes set forth in the accompanying Notice of Annual and Special Meeting of Shareholders (the "Notice"). It is expected that the solicitation of proxies will be primarily by mail. Management of the Corporation may also solicit proxies in person, by telephone, telecopier, e-mail or other electronic or telecommunication devices. The cost of solicitation by or on behalf of Management of the Corporation (“Management”) will be borne by the Corporation.

The Corporation has distributed copies of the Notice, this Management Information Circular and the form of proxy (collectively, the "Documents") to clearing agencies, securities dealers, banks and trust companies or their nominees ("Intermediaries"), for onward distribution to shareholders of the Corporation whose shares are held by or in the custody of those Intermediaries ("Non-Registered Shareholders"). The Intermediaries are required to forward the Documents to Non-Registered Shareholders.

The solicitation of proxies from Non-Registered Shareholders will be carried out by Intermediaries or by the Corporation if the names and addresses of Non-Registered Shareholders are provided by the Intermediaries. The cost of solicitation will be borne by the Corporation.

Non-Registered Shareholders who wish to file proxies should follow the directions of the Intermediary with respect to the procedure to be followed. Generally, Non-Registered Shareholders will either:

(a)	be provided with a form of proxy executed by the Intermediary, but otherwise not completed. A Non-Registered Shareholder may complete the proxy and return it directly to the Corporation; or

(b)	be provided with a request for voting instructions. The Intermediary is required to send to the Corporation an executed form of proxy completed in accordance with any voting instructions received by it.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. A shareholder has the right to appoint a person, who need not be a shareholder, as nominee to attend and act for such shareholder and on such shareholder’s behalf at the Meeting, other than the persons designated in the enclosed form of proxy. A shareholder desiring to appoint some other person as a representative at the Meeting may do so either by inserting such person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed form of proxy to Valiant Trust Company, 310, 606 - 4 Street SW, Calgary, Alberta T2P 1T1, in the enclosed self-addressed envelope or to the Chairman of the Corporation at Suite 200, 224 - 4th Avenue South, Saskatoon, Saskatchewan, S7K 5M5, not less than 24 hours prior to the time of the Meeting or any adjournment thereof. Proxies not delivered by the time specified may not be treated as valid for purposes of the Meeting.

REVOCABILITY OF PROXIES

A shareholder may revoke a proxy:

(a)	by depositing a written notice of revocation executed by the shareholder or the shareholder’s attorney authorized in writing:

(i)	at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof; or
(ii)	with the chairman of the Meeting on the day of the Meeting or any adjournment thereof; or

(b)	in any other manner permitted by law.

EXERCISE OF DISCRETION WITH RESPECT TO PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted FOR the matters referred to in the Notice.

The enclosed form of proxy confers a discretionary authority upon the persons named therein to vote the shares represented thereby as such persons consider best with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On March 30, 2012, there were 173,710,162 common shares in the capital stock of the Corporation ("common shares") issued and outstanding. Each common share carries the right to one vote. No other voting securities of the Corporation are currently issued and outstanding.

The Board of Directors of the Corporation (the "Board") has fixed April 4, 2012, as the record date for determining shareholders entitled to receive notice of the Meeting. A person shown as a shareholder of record as of the close of business on April 4, 2012, shall be entitled to vote the common shares registered in such person’s name on that date, except to the extent that the person has transferred the ownership of any of such person’s shares after April 4, 2012 and the transferee of those shares produces a properly endorsed share certificate(s) or otherwise establishes that the transferee owns such shares and demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of shareholders for purposes of the Meeting, in which event the transferee shall be entitled to vote such shares at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation.

BUSINESS TO BE TRANSACTED AT THE MEETING

This Management Information Circular contains information relating to the receipt of the Corporation’s audited consolidated financial statements, the election of directors, the appointment of auditor, an amendment to the Corporation's Employee Share Purchase Plan and the ratification and approval of the Corporation's Shareholder Rights Plan.

FINANCIAL STATEMENTS

It is necessary at annual meetings that the shareholders of the Corporation receive and consider the consolidated financial statements for the most recently completed fiscal year of the Corporation together with the auditor’s report on such consolidated financial statements. Reference is made to the consolidated financial statements and auditor’s report with respect to the fiscal year ended December 31, 2011. Receipt and review, at the Meeting, of the auditor’s report and the Corporation's consolidated financial statements will not constitute approval or disapproval of any matters referred to therein. These audited consolidated financial statements form part of the 2011Annual Report, copies of which may be obtained from the Corporate Secretary upon request and will be available at the Meeting.

ELECTION OF DIRECTORS

Management of the Corporation proposes to nominate, and the persons named in the accompanying form of proxy intend to vote in favour of the election, as directors of the Corporation, the persons named below. Unless otherwise indicated, all of the nominees are now directors and have been for the periods indicated. Each director elected will hold office until the next annual meeting or until his or her successor is elected or appointed, unless his or her office is vacated in accordance with the by-laws of the Corporation or the Canada Business Corporations Act.

Management does not anticipate that any of the proposed nominees will, at the time of the Meeting, be unable to stand for election as a director. However, if any proposed nominee is unable to stand for election as a director, then the persons named in the enclosed proxy have the right to vote for any other alternate nominees in their sole discretion.

The persons named below are Management’s nominees to the Board:

Ted J. Nieman, B.A., LLB Age: 61 Saskatoon (SK), Canada Director since: January 8, 2007 Independent Areas of Expertise: Legal Corporate Matters Governance Financing Business Management

Ted J. Nieman began his career with the law firm of Estey, Robertson, Muzyka, Beaumont, Barton & Bell in Saskatoon, Saskatchewan, Canada in 1973.  In 1993, Mr. Nieman joined Canpotex Limited (“Canpotex”), the offshore marketing company for the Saskatchewan potash producers, Agrium, Mosaic and Potash Corporation as General Counsel and Corporate Secretary.  In 1995, he was appointed Vice President and in 2001 he was appointed Senior Vice President.  He is a current member of the Canpotex Executive Management Group, and is a member of the board of directors of all Canpotex subsidiaries and affiliates. Ted became a Director of the Corporation in 2007.

Board / Committee Membership at the date hereof:	Attendance:	Attendance (Total):		Public Board Membership During Last Five Years:

Chairman of the Board(1)	13 of 13
Audit Committee	8 of 8
Human Resources & Compensation Committee	8 of 8	35 of 35	100%
Nominating & Corporate Governance Committee (Chair)	2 of 2
Safety, Health & Environmental Committee	4 of 4

Securities Held as at December 31 (at a market value of $1.36 per Common Share for 2011):				Options Held (as at December 31):
Year	Common shares	Total Market Value of Common shares	Minimum Shareholding Requirements	Number	Average Weighted Exercise Price	Total Exercisable	Value of Exercisable Options
2011	20,000	$27,200	20,000	120,000	$1.51	120,000	$13,100
2010	20,000	$44,000	20,000	100,000	$1.37	90,000	$76,900

(1)Mr. Nieman was elected Chairman of the Board effective March 1, 2011. As Chair, Mr. Nieman is an Ex-Officio member of all the Committees of the Board and attended 8 of 8 Human Resources & Compensation Committee meetings (4 as Ex-Officio) and 4 of 4 Safety, Health & Environmental Committee meetings in his capacity as Ex-Officio.

Ronald J. Hicks, C.A. Age: 70 Saskatoon (SK), Canada Director since: May 9, 2006 Independent Areas of Expertise: Accounting Finance Governance Business Management

Ronald J. Hicks is a member of the Institute of Chartered Accountants of Saskatchewan (“ICAS”).  He joined Deloitte & Touche LLP in 1959 and was admitted to partnership in 1977 until his retirement in August 2000. In 2004, Mr. Hicks received the Distinguished Community Service Award from ICAS.  He is currently a Director, Ducks Unlimited Canada and is on the Governance Committee. In his career, he has served as director with Dickenson Mines Limited, KamKotia Mines Limited, Saskatchewan Government Insurance and Prairie Malt Limited.  Mr. Hicks served as Chairman of the Saskatchewan Roughrider Football Club (Saskatoon Committee), Ducks Unlimited (Saskatoon Committee), ICAS Public Practice Review and Appraisal Committee and Admissions Committee.  Ron became a Director of the Corporation in 2006.

Board / Committee Membership at the date hereof:	Attendance:	Attendance (Total):		Public Board Membership During Last Five Years:

Board	13 of 13
Audit Committee (Chair)	8 of 8	31 of 31	100%
Human Resources & Compensation Committee	8 of 8
Nominating & Corporate Governance Committee	2 of 2

Securities Held as at December 31 (at a market value of $1.36 per Common Share for 2011):				Options Held (as at December 31):				Warrants Held (as at December 31):
Year	Common shares	Total Market Value of Common shares	Minimum Shareholding Requirements	Number	Average Weighted Exercise Price	Total Exercisable	Value of Exercisable Options	Number	Average Weighted Exercise Price	Total Exercis-able	Value of Exercisable Warrants
2011	109,927	$149,501	20,000	130,000	$1.45	130,000	$13,100	10,000	$1.60	10,000	$0
2010	109,927	$241,839	20,000	110,000	$1.48	100,000	$74,900	10,000	$1.60	10,000	$6,000

 J. Robert Kowalishin, P.Eng.

Age: 72

Saskatoon (SK), Canada

Director since: March 20, 2007

Independent

Areas of Expertise:

Business Management

Organizational Reengineering

Strategic Planning

Health & Safety

J. Robert Kowalishin retired after a 42 year career with the Trane Company, a division of Ingersoll Rand. He has held senior management positions in Canada and the United States, most recently District Manager of Trane's Ontario operations based in Toronto.  Previous to that, he served as Franchise Holder in Saskatoon (1972-1995), and Regional Manager responsible for Canada and North Eastern United States.  After retirement, he was a consultant and adviser to Trane's Leadership Development Program.  Mr. Kowalishin received his Bachelor of Science (Mechanical Engineering) from the University of Saskatchewan in 1962 and is a Life Member of the American Society of Heating, Refrigeration, and Air Conditioning Engineers and a Life Member of the Association of Professional Engineers and Geoscientists of Saskatchewan. Bob became a Director of the Corporation in 2007.

Board / Committee Membership at the date hereof:	Attendance:	Attendance (Total):		Public Board Membership During Last Five Years:

Board	13 of 13
Audit Committee	8 of 8	27 of 27	100%
Safety, Health & Environmental Committee (Chair)	5 of 5
Reserves Committee	1 of 1

Securities Held as at December 31 (at a market value of $1.36 per Common Share for 2011):				Options Held (as at December 31):
Year	Common shares	Total Market Value of Common shares	Minimum Shareholding Requirements	Number	Average Weighted Exercise Price	Total Exercisable	Value of Exercisable Options
2011	54,118	$73,600	20,000	120,000	$1.64	120,000	$13,100
2010	52,118	$114,660	20,000	100,000	$1.53	90,000	$63,400

Ray A. McKay, B.Ed. Age: 71 La Ronge (SK), Canada Director since: May 8, 2007 Independent Areas of Expertise: Public Policy Human Resources Economic Development Business Management

Ray A. McKay began his career in Alberta as an educator in 1968, retiring as a principal in 1979. He then became the Executive Director for Saskatchewan Education, Training and Employment, Northern Education Services Branch in La Ronge, SK and in 1996 he became the Deputy Minister for the Government of Saskatchewan, Northern Affairs. He recently retired as the Chief Executive Officer for Kitsaki Management Limited Partnership. Mr. McKay received numerous awards including the Educational Development Award, Keewatin Career Development Corporation, in recognition of “Dedication to the Development of Education and Training for the people of northern Saskatchewan”; the Bill Hansen Award, Interprovincial Association on Native Employment Inc. (I.A.N.E.), in recognition of “Outstanding Contribution to the Employment of Aboriginal People”; and the Commemorative Medal for the 125th Anniversary of Canadian Confederation, Government of Canada, for significant contribution to Canada, community and fellow Canadians. Ray became a Director of the Corporation in May 2007.

Board / Committee Membership at the date hereof:	Attendance:	Attendance (Total):		Public Board Membership During Last Five Years:

Board (1)	12 of 13
Human Resources & Compensation Committee	8 of 8	27 of 28	96.4%
Nominating & Corporate Governance Committee	1 of 1
Safety, Health & Environmental Committee	5 of 5
Reserves Committee	1 of 1

Securities Held as at December 31 (at a market value of $1.36 per Common Share for 2011):				Options Held (as at December 31):
Year	Common shares	Total Market Value of Common shares	Minimum Shareholding Requirements	Number	Average Weighted Exercise Price	Total Exercisable	Value of Exercisable Options
2011	30,000	$40,800	20,000	100,000	$1.76	100,000	$1,200
2010	20,000	$44,000	20,000	90,000	$1.58	80,000	$51,400

(1)Mr. McKay was Chair of the Human Resources and Compensation Committee until May 12, 2011, a member of the Nominating and Corporate Governance Committee until August 1, 2011 and Chair of the Reserves Committee from March 1, 2011 until August 1, 2011.

Rita M. Mirwald(1) Age: 69 Saskatoon (SK), Canada Director since: January 1, 2011 Independent Areas of Expertise: Human Resources Public Relations Strategic Planning Governance

Ms. Mirwald recently retired from her role as Senior Vice President, Corporate Services at Cameco Corporation which she held since 1995. In this role she was responsible for brand and image development, communications, investor relations, human resources, and government and community liaison. She also played a leading role in the execution of Cameco’s training, employment and community investment programs for First Nations and Metis people of northern Saskatchewan.

In July 2010, Ms. Mirwald was appointed as a member of the Order of Canada.

Ms. Mirwald has a Bachelor of Arts degree and a Diploma of Education from University of Saskatchewan, a Master of Arts from University of Oregon and has completed the executive program at Queen’s University. She is past Chair of the Saskatchewan Institute of Public Policy and the Global Strategies Committee of the World Nuclear Association.

Board / Committee Membership at the date hereof:	Attendance(1):	Attendance (Total):		Public Board Membership During Last Five Years:

Board	13 of 13
Human Resources & Compensation Committee (Chair)	8 of 8	28 of 28	100%
Nominating & Corporate Governance Committee	2 of 2
Safety, Health & Environmental Committee	5 of 5

Securities Held as at December 31 (at a market value of $1.36 per Common Share for 2011):				Options Held (as at December 31):
Year	Common shares	Total Market Value of Common shares	Minimum Shareholding Requirements	Number	Average Weighted Exercise Price	Total Exercisable	Value of Exercisable Options
2011	10,000	$13,600	20,000	20,000	$2.20	20,000	$0

(1) Ms. Mirwald was appointed to the Board effective January 1, 2011 and appointed Chair of the Human Resources and Compensation Committee effective May 12, 2011.

Michel Sylvestre, M.Sc., P.Eng. (1)

Age: 56

Port Hope (ON), Canada

Director since: June 20, 2011

Independent

Areas of Expertise:

Operations and Business   Management

Health and Safety

Engineering and Technical

Governance

Strategic Planning

Mr. Sylvestre is currently the President and Chief Executive Officer for Castle Resources Inc. Castle Resources is an exploration and mine development company based in Toronto, Canada. Mr. Sylvestre holds an M.Sc. and a B.Sc. in Mining Engineering from McGill University and Queen’s University, respectively. He is also a member of the Professional Engineers of Ontario and the Canadian Institute of Mining. For most of his career, Mr. Sylvestre worked at Inco Ltd. where he most recently held senior management positions domestically and internationally. Most notably, he was the CEO of Vale Inco, New Caledonia, President Vale Inco, Manitoba Operations and Vice President of Operations PT Inco, Indonesia. Mr. Sylvestre also serves on the Boards of Castle Resources Inc. and James Bay Resources and brings over 35 years of mining experience to the Corporation.

Board / Committee Membership at the date hereof:	Attendance	Attendance (Total):		Public Board Membership During Last Five Years:

Board	7 of 7			James Bay Resources Ltd	July 2011 - Present
Human Resources & Compensation Committee	8 of 8	17 of 17	100%	Castle Resources Inc.	July 2010 - Present
Safety, Health & Environmental Committee	2 of 2

Securities Held as at December 31 (at a market value of $1.36 per Common Share for 2011):				Options Held (as at December 31):
Year	Common shares	Total Market Value of Common shares	Minimum Shareholding Requirements	Number	Average Weighted Exercise Price	Total Exercisable	Value of Exercisable Options
2011	-	-	-	20,000	$1.75	20,000	$0

(1) Mr. Sylvestre was appointed to the Board effective June 20, 2011and was appointed Chair of the Reserves Committee on August 1, 2011.

Brian R. Booth, B.Sc.,P.Geo. (1) Age: 52 Vancouver (BC), Canada Director since: April 1, 2012 Independent Areas of Expertise: Mineral Exploration Business Management Strategic Planning Governance

Mr. Booth currently serves as the President and Chief Executive Officer of Pembrook Mining Corp., an exploration company based in Vancouver, BC, Canada. Mr. Booth holds a B.Sc in Geology from McGill University and is also a member of the Professional Geoscientists of Ontario. Mr. Booth began his career as a Geologist on the Casa Berardi gold discoveries in Quebec. He opened Inco's exploration office in Val d'Or, Quebec and is credited with the discovery of the Douay West gold deposit in 1990. In 1994, as Inco's Manager Exploration, Eastern North America, he conducted the preliminary assessment of the Voisey's Bay Ni-Cu-Co discovery and was subsequently appointed to the board of Societe D'Exploration Miniere Vior Inc. He later relocated to Indonesia to manage Inco's exploration office in Jakarta during which time he was involved, through a joint venture with Highlands Gold, in the discovery of the Beutong copper porphyry in Sumatra. Mr. Booth served as the Chief Executive Officer and President of Lake Shore Gold Corp. and later as an Executive Director. Mr. Booth who serves on the Boards of Pembrook Mining Corp., and Northern Superior Resources Inc. brings more than 30 years experience in mineral exploration throughout Canada, Europe and southeast Asia.

Board / Committee Membership at the date hereof:	Attendance:	Attendance (Total):	Public Board Membership During Last Five Years:

Board			Northern Superior Resources Inc.	2007 - Present
			Paget Minerals Corp.	2009 - 2011
			Maxy Gold Corp.	2008 - 2010
			Lake Shore Gold Corp.	2005 - 2008

Securities Held as at December 31 (at a market value of $1.36 per Common Share for 2011):				Options Held (as at December 31):
Year	Common shares	Total Market Value of Common shares	Minimum Shareholding Requirements	Number	Average Weighted Exercise Price	Total Exercisable	Value of Exercisable Options
2011	-	-	-	-	-	-	-

(1) Mr. Booth was appointed to the Board effective April 1, 2012.

Neil McMillan Age: 60 Saskatoon (SK), Canada Director since: April 3, 1996 Not Independent (Management) Areas of Expertise: Management Health & Safety Governance Finance Strategic Planning

Neil McMillan is the President and Chief Executive Officer (CEO) of the Corporation. He holds a Bachelor of Arts degree from the University of Saskatchewan. Immediately following his graduation, he was elected to the Saskatchewan Legislature where he served a full term before moving back into the private sector. After 16 years with RBC Dominion Securities, Mr. McMillan joined the Corporation as Vice President Corporate Development in 1995 and was appointed President in 1996 and President and Chief Executive Officer in 2004. Mr. McMillan also serves on the Boards of Shore Gold Inc. and Cameco Corporation.

Board / Committee Membership at the date hereof:	Attendance:	Attendance (Total):		Public Board Membership During Last Five Years:

Board (1)	13 of 13	13 of 13	100%	Shore Gold Inc.	June 2003 – Present
				Cameco Corporation	2002 – Present

Securities Held as at December 31 (at a market value of $1.36 per Common Share for 2011):				Options Held (as at December 31):				Warrants Held (as at December 31):
Year	Common shares	Total Market Value of Common shares	Minimum Shareholding Requirements	Number	Average Weighted Exercise Price	Total Exercisable	Value of Exercis- able Options	Number	Average Weighted Exercise Price	Total Exercisable	Value of Exercisable Warrants
2011	632,000	$859,520	20,000	711,340	$1.05	563,307	$193,747	15,000	$1.60	15,000	$0
2010	432,000	$950,400	20,000	811,464	$0.76	675,200	$905,114	15,000	$1.60	15,000	$9,000

(1) As President and Chief Executive Officer of the Corporation, Mr. McMillan is not a member of any Board Committee but attends meetings of all Committees by invitation, whenever possible.

DIRECTORS’ ATTENDANCE AT MEETINGS

The following table summarizes the meetings of the Board and its Committees held for the year ended December 31, 2011.

Summary of Board and Committee Meetings Held

Board of Directors	13
Audit Committee	8
Human Resources & Compensation Committee	8
Nominating & Corporate Governance Committee	2
Safety, Health & Environmental (SHE) Committee	5
Reserves Committee	1
Special Committee (1)	2

(1) In 2011, the Board established a Special Committee of independent directors to review, consider and evaluate certain transactions.

The attendance of individual directors is set forth in the summaries under the heading “Election of Directors”.

The Board and its Committees may conduct “in camera” sessions at which no members of Management or non-independent directors are present. The in camera sessions of the Board are held at such times as the independent directors or the Chairman of the Board determine advisable. The in camera sessions are intended not only to encourage the Board and its Committees to fully and independently fulfill their mandates, but also to facilitate the performance of their fiduciary duties on behalf of shareholders of the Corporation.

Directors Attendance at Annual Meeting

The Corporation encourages Board members to attend the Annual Meeting. At the last Annual Meeting held on May 12, 2011, all of the Board members attended.

APPOINTMENT OF AUDITOR

The Audit Committee and the Board of Directors of the Corporation recommend the reappointment of KPMG LLP Chartered Accountants as auditor of the Corporation. KPMG LLP Chartered Accountants were first appointed auditor in 1993. The persons named in the enclosed form of proxy intend to vote FOR the reappointment of KPMG LLP Chartered Accountants as auditors of the Corporation, to hold office until the next annual general meeting of the shareholders, at a remuneration to be approved by the Audit Committee and the Board.

Auditor’s Fees

The aggregate fees for professional services rendered by KPMG LLP for the 2011 and 2010 fiscal years are shown in the table below:

	2011	2010
Audit fees(1)	$579,000	$348,000
Audit related fees(2)	138,000	63,000
Tax fees(3)	21,000	21,000
Total	$738,000	$432,000

(1) Audit related fees are comprised of KPMG LLP services in respect of the audit of the December 31, 2011 consolidated financial statements and interim reviews and securities work in connection with the Company’s 2011 prospectus and acquisition of St. Eugene Mining Corporation.

(2) Audit related fees are comprised of KPMG LLP services in respect of accounting and disclosure advisory services and IFRS advisory services.

(3) Tax fees are comprised of KPMG LLP services in respect of tax compliance and tax planning.

Pre-Approval Policies & Procedures

The Audit Committee has adopted a policy that requires pre-approval by the Audit Committee of audit services and other services within permissible categories of non-audit services. The policy prohibits the Corporation from engaging the auditor for “prohibited” categories of non-audit services.

AMENDMENTS TO EMPLOYEE SHARE PURCHASE PLAN

On August 1, 1999, the Corporation established an employee share purchase plan (referred to in this section as the "ESPP"). The purpose of the ESPP is to assist participating employees of the Corporation to purchase Common Shares by having the Corporation contribute to the ESPP in accordance with the terms of the ESPP.

Shareholders will be asked at the meeting to consider and, if considered appropriate, to pass an ordinary resolution to authorize and approve an amendment to the ESPP to allow participants to contribute up to 5% of their earnings (including regular rate of salary or wage, overtime and bonuses but excluding other non-standard employment income from the Corporation). The current provisions of the ESPP allow participants to contribute up to 5% of their earnings (including regular rate of salary or wages but excluding overtime and bonuses as well as other non-standard employment income from the Corporation).

The Board believes that the passing of this resolution is in the best interests of the Corporation and recommends that the shareholders vote for the amendments. The amendments to the ESPP will become effective upon receipt of shareholder approval and the approval of the Toronto Stock Exchange.

Specifically, the Corporation proposes deleting the existing Section 4.1 of the ESPP and replacing it with the following:

"4.1	Each Participant may elect to contribute by payroll deduction up to 5% of their earnings. Earnings shall mean his or her regular rate of salary or wage including overtime and bonuses but excluding other non-standard employment income from the Corporation."

The principal terms and conditions of the ESPP are summarized under the heading "Employee Share Purchase Plan" in this Circular. This summary is qualified in its entirety by the full text of the ESPP, a copy of which is available by request made in writing to the Corporation at 200, 224 - 4th Avenue South, Saskatoon, SKS7K 5M5, or made by phone at (306) 668-7505, facsimile at (306) 668-7500 or e-mail at rjohnson@clauderesources.com.

At the Meeting, shareholders will be asked to pass an ordinary resolution in the following form:

"BE IT RESOLVED as an ordinary resolution that the amendments to the ESPP as described in the Corporation's information circular dated March 30, 2012 be and are hereby authorized and approved. Any director or officer of the Corporation is authorized to execute, under the Corporation's corporate seal or otherwise, and deliver all such instruments, agreements and other documents as in such person's opinion may be necessary or desirable in connection with the foregoing."

Management recommends that shareholders vote FOR this resolution

Unless otherwise instructed by a shareholder, the persons named in the accompanying form of proxy will vote for this resolution in the form above.

If the foregoing amendment to the ESPP is not authorized and approved at the Meeting, then such amendment will not be adopted.

RATIFICATION AND APPROVAL OF SHAREHOLDER RIGHTS PLAN

On March 27, 2009, the Corporation established a shareholder rights plan (referred to in this Section as the "Plan") to ensure the fair treatment of shareholders in connection with any takeover bid for common shares of the Corporation. The Plan seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure. It is also intended to provide the Board with more time to fully consider an unsolicited take-over bid and, if considered appropriate, to identify, develop and negotiate other alternatives to maximize shareholder value.

In accordance with the terms and conditions of the Plan, Independent Shareholders within the meaning of the Plan will be asked at the Meeting to consider and, if thought advisable, to pass an ordinary resolution to ratify and approve the continued existence of the Plan. Shareholders of the Corporation last approved the Plan on May 14, 2009.

The Board believes that the passing of this resolution is in the best interests of the Corporation and recommends that the shareholders vote for the Plan.

The principal terms and conditions of the Plan are summarized below. This summary is qualified in its entirety by the full text of the Plan, a copy of which is available by request made in writing to the Corporation at 200, 224 - 4th Avenue South, Saskatoon, SK, S7K 5M5, or made by phone at (306) 668-7505, facsimile at (306) 668-7500 or e-mail at rjohnson@clauderesources.com. The full text of the Plan may also be viewed in electronic format at www.sedar.com.

If ratified by the Independent Shareholders at the Meeting, the Plan will continue in force up to the end of the Corporation's third annual meeting of shareholders after such approval.

The Board implemented the Plan by authorizing the issue of one right (a "Right") in respect of each outstanding common share of the Corporation to holders of record as at 5:00 p.m. (Saskatoon time) on March 27, 2009 (the "Record Time") and one Right in respect of each common share issued after the Record Time and prior to the Separation Time (as defined below) and the Expiration Time (as defined in the Plan).

The Rights will separate from the common shares and become exercisable at the close of business on the 10th business day after the earlier of the first public announcement of facts indicating that a person has acquired Beneficial Ownership (as defined in the Plan) of 20% or more of the common shares of the Corporation or the commencement of, or first public announcement of, the intent of any person to commence a take-over bid which would result in such person having Beneficial Ownership of 20% or more of the common shares of the Corporation, or the date upon which a Permitted Bid or Competing Permitted Bid (as defined in the Plan) ceases to be such, or such later time as the Board may determine in good faith (in any such case, the "Separation Time").

After the Separation Time, but prior to the occurrence of a Flip-in Event (as defined below), each Right may be exercised to purchase one common share at an Exercise Price (as defined in the Plan) per Right equal to 3 times the Market Price (as defined in the Plan), from time to time, per common share.

The Exercise Price payable and the number of securities issuable upon the exercise of the Rights are subject to adjustment, from time to time, upon the occurrence of certain corporate events affecting the common shares, as described in the Plan.

Subject to certain exceptions, upon the acquisition by any person (an "Acquiring Person") of 20% or more of the common shares (a "Flip-in Event") and following the Separation Time, each Right, other than a Right Beneficially Owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees, may be exercised to purchase that number of common shares which have a Market Price equal to twice the Exercise Price, at a price equal to the Exercise Price. Rights beneficially owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees will be void.

Prior to the Separation Time, certificates for common shares will also evidence one Right for each common share represented by the certificate. Prior to the Separation Time, Rights will not be transferable separately from the associated common shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and trade separately from the common shares.

The decrease in the Exercise Price of the Rights resulting from a Flip-in Event will not be triggered by a Permitted Bid or Competing Permitted Bid. A Permitted Bid is one that: (i) is made by means of a take-over bid circular; (ii) is made to all holders of common shares; (iii) is open for at least 60 days; (iv) contains a condition that common shares may be deposited at any time and withdrawn until they are taken up and paid for; (v) contains a condition that no common shares will be taken up and paid for until at least 50% of the independent shareholders have tendered and not withdrawn; and (vi) contains a provision that, if 50% of the independent shareholders tender, the bidder will make an announcement to that effect and keep the bid open for at least 10 more business days.

The Rights may be redeemed by the Board at a redemption price of $0.000001 per Right at any time prior to the occurrence of a Flip-in Event, without the prior approval of the holders of common shares or Rights. The Board is obligated to redeem the Rights if a person who has made a take-over bid in respect of which the Board has waived the application of the Plan takes up and pays for common shares pursuant to the terms and conditions of such take-over bid.

The provisions of the Plan which apply upon the occurrence of a Flip-in Event may be waived at the option of the Board and without the prior approval of the holders of common shares or Rights in certain circumstances prior to the occurrence of a Flip-in Event. In addition, the operation of the Plan may be waived where a person has inadvertently become an Acquiring Person and has reduced its beneficial ownership of common shares such that it is no longer an Acquiring Person.

Amendments to the Plan, other than those required to correct clerical or typographical errors or to maintain the validity of the Plan as a result of a change of law, require shareholder approval.

At the Meeting, Independent Shareholders will be asked to pass an ordinary resolution in the following form:

"BE IT RESOLVED as an ordinary resolution that the continued existence of the shareholder rights plan of the Corporation as described in the Corporation's information circular dated March 30, 2012 and set forth in the shareholder rights plan agreement dated as of March 27, 2009 between the Corporation and Valiant Trust Company, a copy of which has been tabled at this Meeting, be and is hereby ratified, confirmed and approved. Any director or officer of the Corporation is authorized to execute, under the Corporation's corporate seal or otherwise, and deliver all such instruments, agreements and other documents as in such person's opinion may be necessary or desirable in connection with the foregoing."

Management recommends that shareholders vote FOR this resolution

Unless otherwise instructed by a shareholder, the persons named in the accompanying form of proxy will vote for this resolution in the form above.

If the continued existence of the Plan is not ratified and confirmed at the Meeting, then the Plan and all Rights issued thereunder will be of no further force and effect.

SHAREHOLDER PROPOSALS

The final date by which the Corporation must receive a proposal for any matter that a person entitled to vote at an annual meeting of the Corporation proposes to raise at the 2012 annual meeting of the Corporation is December 21, 2011.

CORPORATE GOVERNANCE

The Corporation, its Board and Management are committed to the highest standard of corporate governance. The Board, through its Nominating & Corporate Governance Committee continually evaluates and enhances the Corporation’s corporate governance practices by monitoring regulatory developments in Canada and the United States affecting corporate governance and transparency of public company disclosure.

As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange (“TSX”) and the NYSE Amex, the Corporation complies with the applicable regulatory requirements concerning corporate governance in both Canada and the United States.

In Canada, the Corporation complies with corporate governance rules of the Canadian securities regulatory authorities in all of the provinces of Canada. The Corporation discloses its corporate governance practices in accordance with National Instrument 58-101 (“NI 58-101”) in reference to the benchmarks set out in National Policy 58-201 “Corporate Governance Guidelines”.

In the United States, the Corporation is required to comply with the provisions of the Sarbanes-OxleyAct of 2002 and the rules adopted by the United States Securities and Exchange Commission (“SEC”) pursuant to that Act, as well as the governance rules of the NYSE Amex, in each case as applicable to a foreign private issuer.

To comply with the applicable corporate governance standards and achieve those best practices, the Board has adopted “Corporate Governance Principles”, “Codes of Conduct”, and Board and Committee Charters.

In accordance with NI 58-101, the Corporation annually discloses information relating to its system of corporate governance. Details of the Corporation’s corporate governance practices are described in Appendix A to this Management Information Circular. Furthermore, in accordance with the requirements of NI 58-101, the text of the Board’s Charter is attached as Appendix B.

COMMITTEE REPORTS

The Board has established five committees to assist in exercising its responsibilities: the Audit Committee, the Human Resources & Compensation Committee, the Nominating & Corporate Governance Committee, the Safety, Health & Environmental Committee, and the Reserves Committee. Each committee has provided a report below which describes the composition of the committee, its responsibilities and key activities.

Audit Committee

The Board has determined that all of the members of the Audit Committee (sometimes referred to in this section as the “Committee”) are independent directors under applicable laws, rules and regulations in Canada and the United States. The Board has determined that each member of the Audit Committee is “financially literate” within the meaning of the rules of the Canadian securities regulatory authorities in all of the provinces of Canada relating to audit committees and the corporate governance standards of the NYSE Amex. The Board has determined that Ronald J. Hicks, C.A. (Chair) qualifies as an “audit committee financial expert” as defined by rules of the SEC.

This Committee is responsible for assisting the Board in its oversight of the integrity of the Corporation’s financial statements, the qualifications, performance and independence of the external auditor, KPMG LLP, the adequacy and effectiveness of internal controls, and compliance with legal and regulatory requirements. The Committee has the authority to retain and set the compensation of independent counsel and other external advisors as it deems necessary at the expense of the Corporation.

The Committee is responsible for recommending the appointment and revocation of appointment of the external auditor and for recommending the external auditor’s remuneration. The Committee is directly responsible for the oversight of the work of the external auditor, including resolution of differences between Management and the external auditor regarding financial reporting. It has sole authority to approve all audit engagement fees and terms, as well as the provision of any legally permissible non-audit services provided by the external auditor, and has established policies and procedures for the pre-approval of audit and legally permissible non-audit services. The Committee is responsible for reviewing the independence and objectivity of the external auditor, including reviewing any relationships between the external auditor and the Corporation that may affect the external auditor’s independence and objectivity. The Committee is also charged with reviewing any audit issues raised by the external auditor and Management’s response thereto. The Committee has the authority to communicate directly with the external auditors.

Management of the Corporation is responsible for the preparation, presentation and integrity of the Corporation’s financial statements and for maintaining appropriate accounting and financial reporting principles, policies, internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. The external auditor is responsible for planning and carrying out, in accordance with professional standards, an audit of the Corporation’s annual financial statements. The Committee is responsible for reviewing the adequacy and effectiveness of these activities.

In addition, the Committee has established a Whistleblower Policy which contains procedures for the receipt and resolution by the Corporation of complaints concerning accounting, auditing, internal accounting controls or other matters, as well as procedures for the confidential and anonymous submission by employees or others of concerns regarding these matters.

For further information relating to the Audit Committee and the Corporation’s external auditor, please refer to the section entitled “Audit Committee” in the Corporation’s annual information form dated March 30, 2012, which has been filed with securities regulators on SEDAR at www.sedar.com.

Annually, the Committee reviews its Charter and its own effectiveness in fulfilling its mandate. The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended December 31, 2011.

The Committee met eight times this year and its key activities are summarized below:

•	reviewed and discussed with Management the quarterly financial statements and reviewed and discussed with Management and KPMG LLP the annual audited financial statements for the year ended December 31, 2011;
•	recommended for approval by the Board the quarterly unaudited financial statements, the audited financial statements for the year ended December 31, 2011, earnings releases on quarterly and annual results, the 2011 Annual Information Form, the 2011 Annual Report, the 2011 Information Circular and the Corporation’s annual report on Form 40-F for the year ended December 31, 2011 to be filed with the SEC. The Committee’s recommendations were based on the reports and discussions described in this report and subject to the limitations on the role and responsibilities of the Committee in its charter;
•	discussed with KPMG LLP their responsibilities in performing an integrated audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and the design of the audit. The objectives of the audit are to express opinions on the fairness of the presentation in the Corporation’s consolidated financial statements and on the effectiveness of the Corporation’s internal control over financial reporting;
•	discussed with KPMG LLP matters arising from the audit that are required to be discussed under Canadian generally accepted auditing standards, and by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended and adopted by the PCAOB;
•	received the written disclosures and the letter from KPMG LLP required by Canadian generally accepted auditing standards, and by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as adopted by the PCAOB, which disclose all relationships between the Corporation and its related entities and the external auditor and its related entities that, in the external auditor’s judgment, may reasonably be thought to bear on its independence, and which confirm the independence of KPMG LLP from the Corporation. In connection with its assessment of the independence of the external auditor, the Committee has discussed with KPMG LLP that firm’s independence;
•	as part of its oversight responsibility, the Committee requires that Management implement and maintain appropriate internal control procedures, including internal control over financial reporting. During the year, the Committee reviewed and monitored the Corporation’s compliance with the certification and attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002;
•	met four times with KPMG LLP without Management present to discuss and review specific issues as the Committee deemed appropriate;
•	reviewed the performance of KPMG LLP;
•	approved policies and procedures for the pre-approval of services to be performed by KPMG LLP. These encompass all engagements of the external auditor;
•	pre-approved all engagements with the external auditor, KPMG LLP, reviewed the scope of the annual audit examination, received summaries of observations and recommendations regarding accounting and reporting matters arising from their first and third quarter reviews andyear-end audit, and approved all fees of KPMG LLP;
•	received regular updates from Management on changes to accounting standards; reviewed and approved changes to accounting policies and monitored the implementation of International Financial Reporting Standards;

•	reviewed the Corporation’s major financial risk exposures and the steps Management has taken to monitor and control such exposure, including the development and adoption of a Corporate Investment Policy;
•	approved, subject to shareholder approval, the selection of KPMG LLP as the Corporation’s external auditors;
•	received regular reports from the Corporation’s Disclosure Committee;
•	reviewed correspondence between the Corporation and the Saskatchewan Financial Services Commission;
•	received regular updates from Management on the implementation of the SEC’s Extensible Business Reporting Language (“Xbrl”) initiatives; and
•	received regular updates from Management on the implementation of International Financial Reporting Standards.

This report has been adopted and approved by the members of the Audit Committee.

Members: Ronald J. Hicks, CA (Chair), Ted J. Nieman, J. Robert Kowalishin.

Human Resources & Compensation Committee

The Human Resources & Compensation Committee (sometimes referred to in this section as the “Committee”) is responsible for advising the Board on compensation and human resources principles, as well as related policies, programs and practices designed to achieve the strategic goals and financial objectives of the Corporation. The Committee also makes recommendations to the Board on the compensation of directors and executive Management, including the Chief Executive Officer and those executives whose compensation is set forth in the Committee’s Report on Executive Compensation.

The amount of compensation for the Chief Executive Officer is based on the Committee’s assessment of the Chief Executive Officer’s performance against the Corporation’s annual goals and objectives. Compensation for the Vice Presidents is based on the assessment and recommendation by the Chief Executive Officer.

The Committee also reviews and approves succession plans, leadership development and executive compensation disclosure.

The Board recognizes the importance of appointing to the Committee knowledgeable and experienced individuals who have the background in executive compensation necessary to fulfill the Committee’s obligation to the Board and shareholders. All of the Committee members have experience in the area of executive compensation through their experience as senior leaders in large organizations. The Committee has an annual work plan which is reviewed and updated as necessary.

The Committee recognizes that independence from Management is fundamental to its effectiveness in managing executive compensation programs. Accordingly, the Committee was composed solely of independent directors. At each of its meetings the Committee has the opportunity to hold an “in-camera” session without Management present. The Committee chose to do so five times throughout the year.

Independent Advice

The Committee has sole authority to retain and approve the fees of any independent compensation consultant to assist in determining compensation for executives of the Corporation. During the year, the Committee engaged the services of Mercer (Canada) Limited ("Mercer") and Koenig and Associates HR Services Inc., two independent compensation consultants, to provide advice and counsel on executive compensation and other matters.The Chair of the Committee has direct access to the independent consultants. During 2011 the fees for consultant services amounted to $75,130 (2010 - $30,855).

Annually, the Committee reviews its Charter and its effectiveness in fulfilling its mandate. The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended December 31, 2011.

The Committee met eight times in 2011 and carried out the following key activities as part of its annual work plan:

•	retained an independent consultant, Mercer, to conduct a review of the Corporation's compensation philosophy, programs and practices;
•	reviewed and approved program updates from Mercer which included a revised comparator group;
•	reviewed corporate performance against the goals and objectives approved by the Board;
•	reviewed the target award levels, weighting of performance objectives, and individual and corporate performance measures under the Short-Term Incentive Plan and approved changes to the target award levels for implementation in 2012;
•	recommended to the Board base salary changes, short-term incentive awards and long-term incentive awards for the Chief Executive Officer and Vice Presidents;
•	reviewed the succession plans for executive Management to ensure effective leadership development is in place;
•	assessed the annual performance of the Chief Executive Officer against corporate goals and objectives;
•	reviewed and recommended to the Board changes to director’s compensation, for implementation in 2012, based on recommendations from Mercer;
•	reviewed and approved changes to the Employee Share Purchase Plan;
•	reviewed employment contracts for Chief Executive Officer and Vice Presidents;
•	reviewed and recommended to the Board a “Respect in the Workplace Policy” and “Employee Conduct Policy”;
•	reviewed the Committee Chair position description;
•	initiated a review of site-based training programs;
•	reviewed share ownership guidelines for both directors and Management and recommended new requirements to be implemented in 2012; and
•	reviewed and approved executive compensation disclosure included in this Management Information Circular.

This report has been adopted and approved by the members of the Human Resources & Compensation Committee.

Members: Rita M. Mirwald (Chair); Ray A. McKay, Ronald J. Hicks, CA, Mike Sylvestre and Ted J. Nieman (Ex-Officio).

Nominating & Corporate Governance Committee

The Nominating & Corporate Governance Committee (sometimes referred to in this section as the “Committee”) is responsible for establishing the Corporation’s governance policies and practices, identifying individuals qualified to become members of the Board, reviewing the composition of the Board and its Committees, recommending certain Board and Committee meeting venues and monitoring compliance with the Corporation’s Code of Ethics.

The Committee establishes and recommends to the Board the qualifications and attributes that individuals should have in order to be nominated for election or re-election as a corporate director. The Committee reviews the appropriateness of both the Board’s current size and its composition as a whole.

The Committee has developed a process for assessing the performance and effectiveness of the Board and its Committees which includes annual performance reviews.

The Committee recognizes that independence from Management is fundamental to its effectiveness. Accordingly, the Committee is comprised solely of independent directors. At each of its meetings the Committee has the opportunity to hold an “in-camera” session without Management present.

Annually, the Committee reviews its Charter and its own effectiveness in fulfilling its mandate. The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended December 31, 2011.

The Committee met two times this year and its key activities are summarized below:

•	conducted a selection process for the Chair of the Board position to effect a seamless transition to a new Chair;
•	conducted and recommended to the Board the nomination or appointment of directors to the Board;
•	reviewed the current Board and Committee composition with a view to assessing the need for additional director candidates;
•	reviewed and updated the Corporation’s Code of Ethics Policy and Conflict of Interest Reports;
•	reviewed and updated the Corporation’s Independence Standards;
•	reviewed and updated the Committee chair position description;
•	conducted the annual evaluation of effectiveness of the Board and its Committees;
•	continued to monitor new legislation and best practices directives relating to corporate governance in general; and
•	submitted its recommendations regarding these matters to the Board for approval.

This report has been adopted and approved by the members of the Nominating & Corporate Governance Committee.

Members: Ted J. Nieman (Chair), Ronald J. Hicks, CA, Rita M. Mirwald

Safety, Health & Environmental Committee

The Safety, Health & Environmental Committee (sometimes referred to in this section as the “Committee”) is responsible for the review of safety, health and environmental policies and programs, to oversee the Corporation’s safety, health and environmental performance, to monitor current and future regulatory issues and to make recommendations, where appropriate, on significant matters in respect of safety, health and environmental matters to the Board.

The Committee recognizes that independence from Management is fundamental to its effectiveness. Accordingly, the Committee was composed solely of independent directors. At each of its meetings the Committee has the opportunity to hold an “in-camera” session without Management present. The Committee chose to do so once during the year.

Annually, the Committee reviews its Charter and its own effectiveness in fulfilling its mandate. The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended December 31, 2011.

The Committee met five times this year and its key activities are summarized below:

•	reviewed all health, safety and environmental contraventions and orders issued by regulatory agencies and their remediation;
•	reviewed all internal health, safety and environmental incident reports, including statistics;
•	reviewed minutes of all internal OH&S committee meetings;
•	reviewed Safety, Health and Environmental Policies;
•	monitored progress and implementation of the Safety, Health and Environmental Management Programs;

•	received quarterly certification by Management that all required environmental reporting requirements had been met;
•	reviewed reports of regular, documented fire drills;
•	monitored training initiatives and alternatives;
•	reviewed/monitored decommissioning plan submissions to Saskatchewan and Ontario regulatory authorities;
•	monitored data and reports from outside consultants engaged in environmental and safety compliance issues; and
•	monitored all relevant reports, publications and statistics from Provincial and Federal regulatory agencies and industry peer groups.

This report has been adopted and approved by the members of the Safety, Health & Environmental Committee.

Members: J. Robert Kowalishin (Chair), Ray A. McKay, Rita M. Mirwald, Mike Sylvestre, Ted Nieman (Ex-Officio).

Reserves Committee

The Reserves Committee (sometimes referred to in this section as the “Committee”) is responsible for the annual review of the Corporation’s Mineral Reserves and Mineral Resources; the integrity of the Corporation’s reserves evaluation and reporting system; the Corporation’s compliance with legal and regulatory requirements related to reserves evaluation, preparation and disclosure; the qualifications and independence of the Corporation’s Qualified Persons; the adequacy of performance of the Corporation’s independent engineering consultants; and the business practices and ethical standards of the Corporation in relation to the preparation and disclosure of reserves.

The Committee recognizes that independence from Management is fundamental to its effectiveness. Accordingly, the Committee is comprised solely of independent directors. At each of its meetings the Committee has the opportunity to hold an “in-camera” session without Management present.

Annually, the Committee reviews its Charter and its own effectiveness in fulfilling its mandate. The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended December 31, 2011.

The Committee met once in 2011 and its key activities are summarized below:

•	reviewed changes to the reserve and resource base of the Seabee Properties; and
•	reviewed the Amisk Lake Gold Project independent mineral resource estimate, prepared by SRK Consulting (Canada) Inc.

This report has been adopted and approved by the members of the Reserves Committee.

Members: Mike Sylvestre (Chair); Ray A. McKay, J. Robert Kowalishin, Ted J. Nieman (Ex-Officio)

COMPENSATION AND OTHER INFORMATION

Board of Directors’ Compensation

Compensation Philosophy and Objectives:

The director compensation program is designed to attract highly qualified individuals with the capability to meet the demanding responsibilities of Board members and to closely align non-employee directors’ interests with shareholder interests. The Board follows a formal performance assessment process to ensure director effectiveness and encourage director engagement.

Review and Assessment:

The Human Resources & Compensation Committee (referred to in this section as the “Committee”) reviews director compensation once a year and recommends updates to the Board for approval when considered appropriate or necessary to recognize the workload, time commitment and responsibility of Board and committee members.

During the fourth quarter of 2011 the board engaged Mercer (Canada) Limited (“Mercer”) to conduct an independent review of director compensation and to prepare a report on compensation paid by our comparator companies which are the same as those referenced in the discussion of executive compensation on page 25 of this Management Information Circular (“MIC”). The Committee referred to this report when making adjustments to directors’ compensation effective January 1, 2012.

Principal among the adjustments is the Mercer recommendation to transition to deferred share units (“DSUs”) for 50% of the value of a director’s equity award. DSUs are now widely used in Canadian publicly traded companies as they better align the interests of the directors with those of the shareholders. A DSU is a notional share that has the same value as a common share at the date of issuance. They are paid out to directors in cash only when the director retires. Directors are required to take 50% of their equity award in DSUs and can continue to receive the other portion in stock options.

Mercer also recommended modest adjustments to the cash retainers for the board chair and for the chair of the Audit Committee. Effective January 1, 2012, the board chair’s retainer will increase to $40,000 from $35,000 and that of the Audit chair to $32,500 from $30,000.

Share Ownership Guidelines:

As part of the realignment, directors are required to hold at least 80,000 common shares and/or deferred share units within five years of joining the board (for current directors compliance is required within five years from January 2, 2012 –the effective date of the DSU Plan adoption). This represents a fourfold increase over the prior requirement of 20,000 shares in that time frame. The board believes this reinforces the importance of share ownership by directors in order that they better represent the interests of the company’s shareholders.

Director Compensation for 2011:

Annual Retainer:	Chair of the Board –$35,000
Chair of the Audit Committee - $30,000;
Chair of the SHE Committee - $27,500;
Chair of HRC Committee - $27,500;
Chair of NCG Committee - $25,000;
Chair of Reserves Committee - $25,000; and

Director - $20,000.

Attendance fees:	$1,000 for each Board meeting;
$1,000 for each Committee meeting, other than the Audit Committee; and $1,500 for each Audit Committee meeting.

In 2011, the Board formed a Special Committee of independent directors to assess certain transactions. Directors on the Special Committee received $1,500 for each Special Committee meeting they attended. A total of two meetings were held.

Equity Compensation:	20,000 fully-vested common shares for each director as of January 1 of each year, or upon appointment.

Based on changes discussed above, effective January 1, 2012, the annual compensation for non-employee directors for their service on the Board is as follows:

Annual Retainer:	Chair of the Board - $40,000;
Chair of the Audit Committee - $32,500;
Chair of the SHE Committee - $27,500;
Chair of HRC Committee - $27,500;
Chair of NCG Committee - $25,000;
Chair of Reserves Committee - $25,000; and

Director - $20,000.

Attendance fees:	$1,000 for each Board meeting;
$1,000 for each Committee meeting, other than the Audit Committee; and $1,500 for each Audit Committee meeting.

Equity Compensation:	$62,500 fully-vested common share stock options and $62,500 DSUs. Both stock options and DSUs are to be granted to each director as of January 1 of each year, or pro rata based on the date of appointment.

Total Compensation Summary. The following table provides information on the compensation paid to the Corporation’s non-employee directors for the year ended December 31, 2011.

2011 Directors’ Compensation
Name	Fees Earned ($)	Option Based Awards(1) ($)	Total ($)

Ted J. Nieman	80,972	27,653	108,625
Ronald J. Hicks	69,000	27,653	96,653
J.Robert Kowalishin	62,500	27,653	90,153
Ray A. McKay	54,148	27,653	81,801
Rita M. Mirwald	56,760	27,653	84,413
Mike Sylvestre(2)	28,079	21,948	50,027
Josef Spross(3)	16,325	27,653	43,978

(1) Amounts shown reflect amounts of Stock Option Awards recognized in 2011 for financial statement reporting purposes using the Black-Scholes option-pricing model with assumptions of a five year weighted average expected option life, a 73 percent volatility and an interest rate of 2.45 percent.

(2) Mr. Sylvestre was appointed to the Board effective June 20, 2011.

(3) Mr. Spross resigned as a director and Chairman of the Board effective March 1, 2011.

Compensation Details

The following table provides a detailed breakdown of the fees paid to non-employee directors for the year ended December 31, 2011. Annual and committee retainers are paid quarterly.

	Fee Breakdown						Allocation of total fees
	Board Retainer
Name	Equity Component ($)	Cash Component ($)	Board/ Committee Chair retainer ($)	Board attendance fees ($)	Committee attendance fees ($)	Total fees earned ($)	In cash ($)	Common Share Options ($)
Ted J. Nieman	27,653	20,000	17,972	13,000	30,000	108,625	80,972	27,653
Ronald J. Hicks	27,653	20,000	10,000	13,000	26,000	96,653	69,000	27,653
J. Robert Kowalishin	27,653	20,000	7,500	13,000	22,000	90,153	62,500	27,653
Ray A. McKay	27,653	20,000	4,648	12,000	17,500	81,801	54,148	27,653
Rita M. Mirwald	27,653	20,000	4,760	13,000	19,000	84,413	56,760	27,653
Mike Sylvestre	21,948	10,630	1,449	7,000	9,000	50,027	28,079	21,948
Josef Spross	27,653	4,932	2,393	2,000	7,000	43,978	16,325	27,653

Outstanding Option Based Awards

The following table shows all option awards outstanding at December 31, 2011 that were granted to non-executive directors. The value of unexercised in-the-money options at December 31, 2011, is the difference between the exercise price of the options and the fair market value of the Corporation’s common shares at year end, which was $1.36.

Name	Grant date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options at Dec 31, 2011 ($)
Ted J. Nieman	Jan 8, 2007	60,000	1.59	Jan 8, 2017	-
	Jan 1, 2008	10,000	1.39	Jan 1, 2018	-
	Jan 5, 2009	10,000.50		Jan 5, 2019	8,600
	Jan 1, 2010	10,000	1.24	Jan 1, 2020	1,200
	Feb 26, 2010	10,000	1.03	Feb 26, 2020	3,300
	Jan 1, 2011	20,000	2.20	Jan 1, 2021	-
Ronald J. Hicks	May 9, 2006	10,000	1.75	May 9, 2016	-
	Jan 1, 2007	60,000	1.72	Jan 1, 2017	-
	Jan 1, 2008	10,000	1.39	Jan 1, 2018	-
	Jan 5, 2009	10,000.50		Jan 5, 2019	8,600
	Jan 1, 2010	10,000	1.24	Jan 1, 2020	1,200
	Feb 26, 2010	10,000	1.03	Feb 26, 2020	3,300
	Jan 1, 2011	20,000	2.20	Jan 1, 2021	-
J.Robert Kowalishin	Mar 20, 2007	60,000	1.86	Mar 20, 2017	-
	Jan 1, 2008	10,000	1.39	Jan 1, 2018	-
	Jan 5, 2009	10,000.50		Jan 5, 2019	8,600
	Jan 1, 2010	10,000	1.24	Jan 1, 2020	1,200
	Feb 26, 2010	10,000	1.03	Feb 26, 2020	3,300
	Jan 1, 2011	20,000	2.20	Jan 1, 2021	-
Ray A. McKay	May 8, 2007	60,000	1.76	May 8, 2017	-
	Jan 1, 2008	10,000	1.39	Jan 1, 2018	-
	Jan 1, 2010	10,000	1.24	Jan 1, 2020	1,200
	Jan 1, 2011	20,000	2.20	Jan 21, 2021	-
Rita M. Mirwald	Jan 1, 2011	20,000	2.20	Jan 1, 2021	-
Mike Sylvestre	June 20, 2011	20,000	1.75	June 20, 2021	-

Awards - Value Vested or Earned During the Year

There was no value for all incentive plan awards vested or earned during the year ended December 31, 2011 to non-executive directors. Further, there was no non-equity incentive plan compensation earned during the year.

EXECUTIVE COMPENSATION DISCUSSION & ANALYSIS

The Corporation’s executive compensation practices and programs support our strategic growth and operational excellence goals, which are focused on increasing shareholder value. Compensation is aligned with our risk management processes to ensure there is an appropriate balance between risk and reward. The program is also designed to attract, engage and retain talented executives who have the capability to manage the Corporation’s assets in order to build and sustain shareholder value.

Our philosophy is to compensate executives:

•	based on corporate and individual performance achieved, measured against challenging but fair goals;
•	competitively with our comparator group; and
•	with a mix of fixed and variable, or at-risk, pay that encourages executives to balance short and long-term objectives.

Managing Compensation Risks

While the mining business, by its nature, has inherent risks, the Corporation has designed and structured its corporate and compensation policies and programs to limit risk. When considering the potential risks facing the Corporation, it is important to recognize that many of the factors that influence the organization’s performance (e.g., commodity prices and foreign exchange) are outside of the direct control of Management and therefore are not subject to potential manipulation for financial gain. Given the oversight procedures and the key risk mitigation features of the Corporation’s compensation programs described below, the Committee believes that it would be difficult for anyone in Management acting alone, or acting as a group, to make “self-interest” decisions for immediate short-term gains that could have a material impact on the organization’s financial or share price performance.

Oversight Procedures

As part of its corporate governance, the Board has overseen Management’s development of the Corporation’s Enterprise Risk Management Program (“ERMP”). ERMP includes an entity-wide approach to risk identification, assessment, monitoring and management. Also, in the normal course of business, the Corporation has financial controls that provide limits in areas such as capital and operating expenditures, divestiture decisions and gold and foreign currency trading transactions. These financial controls mitigate inappropriate risk taking that could affect compensation.

Key Risk Mitigating Features

The Corporation’s compensation program has the following key features to mitigate risk:

i)	Total direct compensation for executives provides an appropriate balance between base salary and variable, or at-risk, performance-based compensation. For our Named Executive Officers (“NEOs”), emphasis is spread across short and long-term programs to balance short-term performance and sustained long-term profitable growth.
ii)	The Corporation’s total compensation for each NEO is regularly benchmarked against a peer group of companies of similar size and scope, as approved by the Human Resources and Compensation Committee (referred to in this section as the “Committee”). This ensures that compensation is competitive with peers and aligned with the Corporation’s compensation philosophy.
iii)	Short-term incentive pay is earned through a balanced, diversified mix of performance measures. The performance measures include operational, exploration and financial goals. The goals, results and payouts are reviewed and stress-tested by the Committee. This balanced approach discourages the unintended consequence of encouraging a singular focus at the expense of other key factors (e.g., profitable growth versus safety).
iv)	Stock options currently vest over three years and have a seven year term, This incentive component reinforces longer term rewards and mitigates the risk of too much emphasis on short-term goals at the expense of sustainable performance.
v)	Maximum incentive earned is currently capped at 2 times target. This helps to mitigate excessive risk taking.
vi)	The Committee and the Board provide strong oversight of the management of the Corporation’s compensation programs. The Committee has discretion in assessing performance under executive compensation programs to adjust metrics or the payouts based on results and events, and has used this discretion to adjust payouts.

Based on the above, the Committee believes that the Corporation’s compensation programs do not encourage excessive risk that is reasonably likely to have a material adverse effect on the Company.

Incentive Clawback

The Chief Executive Officer and each Named Executive Officer have agreed to have their annual incentive clawed back (recouped) if the financial statements are restated subsequent to any bonus being paid due to fraud or the misappropriation of funds or other illegal behaviour of the Executive.

Compensation Governance

Human Resources & Compensation Committee

Central to the role of the Committee is the alignment of executive compensation with the delivery of shareholder value. The capabilities, powers and operation of the Committee include assisting the Board annually by:

•	reviewing and approving the overall corporate goals and objectives of the Corporation relevant to compensation of the CEO, and ensuring that the overall goals and objectives of the Corporation are supported by appropriate executive compensation philosophy and programs;
•	evaluating the performance of the CEO against approved goals and criteria, and recommending to the Board the total compensation for the CEO in light of the evaluation of the CEO's performance.
•	reviewing in-depth the CEO's and President's evaluation of the other NEOs' performance and recommendations for total compensation of these senior executives;
•	reviewing the succession planning process and results for NEOs;
•	reviewing executive compensation disclosure and recommending it to the Board for approval before Claude publicly discloses this information.

All Committee members are independent directors. The Committee is currently comprised of the following members: Rita Mirwald (Chair), Ray A. McKay, Ronald J. Hicks, Mike Sylvestre, Ted J. Nieman (Ex-Officio).

The Committee members have experience in top leadership roles, strong knowledge of the mining industry, and a mix of functional experience and competency from operations and strategy to human resources, legal and public relations. This background provides the Committee with the collective experience, skills and qualities to effectively support the Board in carrying out their mandate.

Executive Compensation Consultants

The Committee first retained Mercer in 2011 to provide director and executive compensation advice to help discharge its mandate.

The Committee received information and recommendations from Mercer in the following areas:

•	development of compensation programs and practices for directors and executives;
•	updates on best practices and trends related to director and executive compensation;
•	reviewing compensation-related materials and highlighting potential issues, including unintended consequences; and
•	custom survey work benchmarking the Corporation’s compensation in the marketplace.

However, the decisions made by the Committee may reflect factors and considerations other than the information provided or recommendations made by our compensation consultant. During 2011, Mercer met with the Committee Chair and attended relevant sections of Committee meetings, as necessary.

Executive Compensation-Related Fees

Compensation-related fees paid by Claude in 2011 and 2010 to its compensation consultants are provided in the table below:

Compensation Consultant	2011 Fees ($)	2010 Fees ($)

Mercer	$63,705	$-
Koenig and Associates HR Services Inc.	11,425	12,430
AON Consulting Inc.	-	18,425
Total executive compensation-related fees	$75,130	$30,855

All Other Fees

In addition to the fees disclosed above, Mercer assisted the Corporation in certain matters related to benefits, including, but not limited to, actuarial services. Total fees payable to Mercer for the foregoing services were $36,234 in 2011 and $41,551 in 2010. These amounts included all fees payable to Mercer by the Corporation not included under executive compensation-related fees in 2011 and 2010, respectively. Other than the fees disclosed above, no other fees were paid by the Corporation to Koenig and Associates HR Services Inc. or AON Consulting Inc. in 2011 and 2010.

The Committee approves all director and executive compensation-related fees paid to its consultants. Notwithstanding Mercer’s services relating to the Corporation’s benefit programs, the Committee is required to pre-approve all services provided by Mercer that do not relate to executive compensation-related services.

Components of Executive Compensation:

The components of executive compensation are described in the table below:

Compensation element	How it is paid	What it is designed to reward
Base salary	Cash	• Rewards skills, capabilities, knowledge and experience, reflecting the level of responsibility, as well as the contribution expected from each executive.
Short-term Incentive	Cash

• Rewards contribution to both personal performance and the Corporation’s overall performance.

• Rewards for results within the current fiscal year.

• Payouts, made following the end of the year, are based on how the executive and Corporation performed against established objectives.

Long-term Incentive	Stock Options

• Upon appointment, NEOs will receive up to 200,000 options for both recruitment and retention.

• Rewards contribution to the long-term performance of the Corporation and demonstrated potential for future contribution.

• Aligns with long-term Corporate performance and provides added incentive for executives to enhance shareholder value.

At-Risk Pay

In determining the appropriate compensation mix, consideration is given to the proportion of pay that should be at risk, based on the executive’s ability to affect the Corporation’s results, as well as the compensation mix for similar positions in the Corporation’s comparator group. In 2011, the Committee generally sought to balance the executive compensation components at 70 to 80% short-term cash compensation (including base salary) and 20 to 30% long-term equity compensation. The Committee reviews and approves the performance metrics, target levels of performance and weightings annually. For 2012, the Committee increased the at-risk component of the compensation mix to better align NEO compensation with shareholder interests. Details of the change in compensation mix can be found on page 32 of this Management Information Circular.

The following table outlines the Corporation’s current mix of fixed and at-risk pay in the Corporation’s executive compensation plan:

Executive Level	Base Salary ($)	Short-Term Incentive ($)		Long-Term Incentive (option based)	Percentage of Total Compensation at Risk
President & Chief Executive Officer(1)	46%	27	%(1)	27%	54%
Other NEOs(2)	56%	22	%(2)	22%	44%

(1)	For the President and Chief Executive Officer, individual performance and corporate performance is weighted at 25% and 75%, respectively.
(2)	For Other NEOs, individual performance and corporate performance is weighted at 35% and 65%, respectively.

Benchmarking

The Committee believes that it is appropriate to establish compensation levels based in part on benchmarking against similar companies, both in terms of compensation practices as well as levels of compensation. In this way, the Corporation can gauge if its compensation is competitive in the marketplace for its talent, as well as ensure that the Corporation’s compensation is reasonable. When making compensation decisions the Committee may target at or near median levels of the comparator group when setting compensation levels.

Accordingly, the Committee reviews compensation levels for the NEOs against compensation levels of the comparator companies. Mercer provided the Corporation with information regarding compensation programs and compensation levels among the comparator companies. The comparator group is gold mining specific, is comprised of organizations that are similar to the Corporation in terms of scope and complexity and what the Committee believes represents the market for executive talent.

The following table sets out the comparator group used for the year ended December 31, 2011. The criteria for choosing the comparator group were as follows:

i)	companies operating in the gold sector, based in Canada, and with operations primarily in Canada;
ii)	companies of comparable complexity and size – as measured in terms of market capitalization; and
iii)	companies that are either in the exploration stage only or are also in production with a comparable number of producing properties.

Kirkland Lake Gold	Premier Gold Mines Limited
Aurizon Mines Ltd.	Brigus Gold Corp.
Rainy River Resources Ltd.	Richmont Mines Inc.
Wesdome Gold Mines	Rubicon Minerals Corporation
Queenston Mining Inc.	Golden Band Resources Ltd.
Yukon-Nevada Gold Corp.	San Gold Corporation
Lake Shore Gold Corp.	St. Andrews Goldfields Ltd.

The table below shows where the Corporation ranks, as compared to the comparator group, in relation to revenue, market capitalization and enterprise value.

Category	Percentile Rank

Revenues	25th to 50th percentile
Market Capitalization	25th percentile
Enterprise Value	25thpercentile

Base Salary

Early in 2011 the Committee reviewed an analysis of the compensation levels among acomparator group and considering the Corporation’s performance, the performance of each of the NEOs and the base salary of the NEOs relative to the median of the peer group, the Board concluded, on recommendation of the Committee, that adjustments to the 2011salaries were required.

The base salary provides the NEO with cash compensation and reflects individual responsibility, knowledge and experience, market competitiveness and the contribution expected from each individual. The 2011 and 2010 base salaries for the NEOs are set forth in the table below:

Name and Position	Base Salary(1) (% increase)	2010 Base Salary
A. Neil McMillan	$341,550	$315,210
President & Chief Executive Officer	(8.4)%
Richard Johnson	$229,149	$211,785
Vice President Finance & Chief Financial Officer	(8.2)%
Brian Skanderbeg	$229,149	$201,700
Vice President Exploration	(13.6)%
Philip Ng(2)	$229,149	$211,785
Senior Vice President Mining Operations	(8.2)%

(1)Mr. McMillan, Mr. Johnson, Mr. Skanderbeg and Mr. Ng's base salaries changed effective July 1, 2011.

(2)Mr. Ng resigned as Senior Vice President, Mining Operations effective December 31, 2011.

Base Salary Remains Unchanged in 2012

Based on the results of the competitive benchmarking, the Committee recommended no change to the NEOs’ base salaries for 2012. The current base salary structure for NEOs will remain at or near median of the comparator group.

Short-term Incentive

Short-term incentive compensation is based on annual results. The short-term incentive ensures that a significant portion of an executive’s compensation varies with actual results in a given year, while providing financial incentives to executives to achieve short-term financial, operational and strategic objectives. It communicates to executives the key accomplishments the Committee wishes to reward and ensures that overall executive compensation correlates with Corporate objectives. The short-term incentive component is structured to reward not only increased value for shareholders but also performance with respect to key operational factors and non-financial goals important to long-term success.

The short-term incentive includes both a corporate and personal element. Each is expressed as a percentage of base salary and each had a maximum level at 150 percent of target for 2011.

Short-Term Incentives
Name	Corporate Performance as a Percentage of Base Salary A	Personal Performance as a Percentage of Base Salary B	Total as a Percentage of Base Salary A + B
A.Neil McMillan	45%	15%	60%
Richard Johnson	26%	14%	40%
Brian Skanderbeg	26%	14%	40%
Philip Ng(1)	26%	14%	40%

(1)Mr. Ng resigned as Senior Vice President, Mining Operations effective December 31, 2011.

For 2011, the NEOs earned the following short-term incentives:

Short-Term Incentives
Name	Short-Term Incentive Corporate $	Short-Term Incentive Personal $	Total Short-Term Incentive Earned $
A.Neil McMillan	131,235	38,424	169,659
Richard Johnson	50,871	28,873	79,744
Brian Skanderbeg	50,871	28,969	79,840
Philip Ng(1)	50,871	18,286	69,157

(1)Mr. Ng resigned as Senior Vice President, Mining Operations effective December 31, 2011.

Long-term Incentive

The long-term incentive component of executive compensation is designed to ensure commonality of interests between management and shareholders. This is accomplished by connecting shareholder return and long-term compensation, motivating executives to achieve long-range objectives that directly benefit shareholders.

Stock options reward executives for growth in the value of the Corporation’s stock over the long term. This is another variable or at-risk component of the executive total compensation program because stock options deliver value to an executive only if the share price is above the grant price.

The long-term equity incentive includes both a corporate and personal component. Each is expressed as a percentage of base salary and each had a maximum level at 150 percent of target for 2011.

Long-Term Incentives at Target
Name	Corporate Performance as a Percentage of Base Salary A	Personal Performance as a Percentage of Base Salary B	Total as a Percentage of Base Salary A + B
A.Neil McMillan	45%	15%	60%
Richard Johnson	26%	14%	40%
Brian Skanderbeg	26%	14%	40%
Philip Ng(1)	26%	14%	40%

(1)Mr. Ng resigned as Senior Vice President, Mining Operations effective December 31, 2011.

For 2011, the NEOs earned the following long-term incentives:

Long-Term Incentives
Name	Long-Term Incentive Corporate (Option Based) $	Long-Term Incentive Personal (Option Based) $	Total Long-Term Incentive Earned(2) $
A.Neil McMillan	131,235	38,424	169,659
Richard Johnson	50,871	28,873	79,744
Brian Skanderbeg	50,871	28,969	79,840
Philip Ng(1)	-	-	-

(1)Mr. Ng resigned as Senior Vice President, Mining Operations effective December 31, 2011.

(2)Amounts shown reflect the fair value of Stock Option Awards calculated using the Black-Scholes option-pricing model with assumptions of a five year weighted average expected option life, a 76 percent volatility and an interest rate of 1.47 percent. For compensation purposes, the award earned in 2011 was granted in March 2012. For awards made in March 2012, options were granted at an exercise price of $1.35. The March 2012 options awarded were: Mr. McMillan – 202,844, Mr. Johnson – 95,342 and Mr. Skanderbeg – 95,457.

Increase to At-Risk Pay

Benchmarking also high-lighted that NEOs’ total direct compensation was less than median, a result of a shortfall in the long-term or equity component of the compensation mix.The Committee increased both the corporate and personal performance as a percentage of base salary as follows:

Long-Term Incentives at Target
Name	Corporate Performance as a Percentage of Base Salary A	Personal Performance as a Percentage of Base Salary B	Total as a Percentage of Base Salary A + B
President & CEO	90%	30%	120%
Senior Executive	39%	21%	60%

This provides a twofold benefit. The NEOs’ long-term incentive will be at or near median and the adjustments also increase the at-risk portion of the variable pay component. In 2012, the President and CEO’s at-risk pay will increase to 65 percent from 54 percent; the other NEO’s at-risk pay will increase to 50 percent from 44 percent.

The following table outlines the Corporation’s proposed mix of executive compensation components:

Executive Level	Base Salary ($)	Short-Term Incentive ($)	Long-Term Incentive (option based)	Percentage of Total Compensation at Risk
President & Chief Executive Officer	35%	21%	44%	65%
Senior Executive	50%	20%	30%	50%

The Committee also adjusted the multiplier used in both the corporate and personal performance calculations to 200 percent from 150 percent and 100 percent for Corporate and Personal Performance, respectively. The Committee believes this better aligns the Corporation with typical market practice.

Measuring Corporate Performance:

Compensation decisions are based on corporate and individual performance with greater emphasis placed on the Corporation’s record of achievements as compared to its annual and longer-term objectives.

Corporate performance is distributed as a percentage, weighted by:

•	75% Objective Performance Measures:

o	25% Safety, Health& Environment
o	20% Resource Growth
o	20% Mine Operating Performance
o	10% Liquidity and Financing

•	25% Annual Goals & Strategic Initiatives:

o	Phase II underground drilling commencement at Madsen
o	Business development
▪	Evaluate acquisition of additional 35 percent interest in Amisk Joint Venture
▪	continue to review potentially accretive opportunities
o	File National Instrument 43-101 for Amisk Project – Q1 2011
o	Complete an internal preliminary economic assessment for Amisk – Q4 2011
o	Reputation Management
▪	enhance relationship with regulators
▪	conduct independent employee satisfaction survey to establish baseline data
o	Execute budgeted marketing and investor relations business plan
o	Continue to pursue best practices in Enterprise Risk Management Program
o	Ensure Santoy 8 achieves commercial production by Q1 2011
o	Total Shareholder Return relative to peer group (relative and absolute measures)

The following table outlines the target performance objectives of 2011 versus the actual performance attained by the Corporation during 2011. The corporate performance attained is compared to the target performance for each objective and then converted into a performance factor based on whether the target performance was exceeded or not.

If the Corporation achieves its targeted performance for each of the metrics, the payout percentage for the Incentive is 100 percent. If the maximum amounts for each metric are achieved or exceeded, the payout percentage for the Incentive is up to 150 percent. If the minimum amounts are not achieved for a particular metric, no incentive is payable for that metric.

The long-term incentive is calculated using a similar method. Long-term incentives earned by the NEOs are shown in the Summary Compensation Table.

Objective	Threshold	Target	Stretch	Suggested Weighting	Actual Performance	Performance Factor	Weighted Results

1. Safety, Health & Environmental
Safety (LTI)	2.50	1.40	1.00	5%	3.33	0%	0%
WCB Claims	30.00	27.00	24.00	5%	20	150%	7.50%
Environment	No major spill	69.50	43.00	5%	105	50%	2.50%
Updated SHEMS Manual	Q4	Q3	Q2	10%	Q2	150%	15.00%

2. Exploration
Resource Growth (ounces)	300,800	376,000	470,000	15%	1.2Moz	150%	22.50%
Execute Exploration Business Plan	-10%	0%	10%	5%	-6.9%	65.5%	3.28%

3. Mine Operating Performance
Production	50,000	54,000	58,000	7.5%	44,632	0%	0%
All-in-costs	81,894,490	77,994,752	74,095,014	7.5%	85,541,592	0%	0%
Reduce Employee Turnover	5%	10%	15%	5%	27.1%	150%	7.50%

4. Liquidity & Financing	28,000,000	35,000,000	42,000,000	10%	37,954,024	121%	12.11%

5. Annual Goals & Strategic Initiatives	CEO Assessment			25.0%	Target	100%	25%

					Corporate Score before Discretion		95.4%
					Committee Discretion		(10.0)%
					TOTAL CORPORATE SCORE		85.4%

Safety, Health & Environmental

•	Safety – Lost time incidents (LTI)/Safety – Workers Compensation Board Claims: reflects the belief that a strong safety record is essential to the responsible and successful operation of the Corporation.
•	Environment: reflects the belief that a strong environmental record is essential to the responsible and successful operation of the Corporation
•	Updated Safety, Health & Environmental Management System Manual: is designed to ensure the continued advancement of specific Safety, Health and Environmental programs.

Exploration

•	Resource Growth (ounces): is designed to ensure Corporate commitment to resource growth.
•	Execute Exploration Business Plan: is designed to ensure resource growth is both effective and efficient.

Mine Operating Performance

•	Production (ounces): focuses on achieving budgeted amounts of gold production. It also provides incentive to access and develop various projects in a timely manner.
•	All-in Mining Costs: is designed to promote implementation of operations' cost control measures.
•	Reduce Employee Turnover: is designed to eliminate turnover costs, productivity losses and reduce potential safety and environmental issues.

Liquidity and Financing: focuses on the ability of the Corporations to fund its exploration, development and operating programs as required.

Objective Performance Measures

The Committee approves specific objective performances measures using a formula approach to measure the achievement of these objectives. These performance measures align the annual metrics with the Company’s Strategic Plan and receive a 75 percent weighting in determining Corporate performance.

Annual Goals & Strategic Initiatives

Achievement of specific annual objectives and strategic initiatives are determined by the Committee based on the Chief Executive Officer’s assessment. These are measured using a more subjective approach. These objectives receive the remaining 25 percent weighting to determine corporate performance.

For the annual goals and strategic initiatives, the Chief Executive Officer recommended, and the Committee agreed, that the completion of these objectives was at target, with all but one (relative share price performance) of the objectives being met.

Discretion

Where the formula for calculation of payout is deemed inappropriate by the Committee, due to circumstances not foreseen at the setting of objectives, the Committee may apply discretion in modifying payouts.

In 2011, the Board exercised its discretion decreasing the Total Corporate Score by 10 percent. Although the Committee viewed the overall performance of the Company positively – considering the sound safety and environmental performance; significant increase in Mineral Reserves and Mineral Resources; and the early 2011 financing - the inability to achieve at least target in the two key operating metrics reflected poorly on the executive and share price performance.

Measuring Personal Performance

The Committee approves annual individual performance objectives for the NEOs that are intended to align with the corporate objectives and reflect “key performance areas for each executive relative to their specific role”. These performance objectives may include a combination of quantitative and subjective measures (e.g., development of succession plans, implementation of strategic plan, and execution of operating and exploration business plans).

The Committee, in consultation with the Chief Executive Officer, reviews the achievements and overall contribution of each individual NEO who reports to the Chief Executive Officer. The Committee held in-camera discussions to complete an independent assessment of the performance of the Chief Executive Officer and the Committee then determined an overall individual performance rating (percentage) for each NEO.

The long-term incentive is calculated using a similar method.

NEO Equity Compensation Hedging

Pursuant to the Corporation’s Policy, NEOs are not permitted to engage in short selling in shares or purchase financial instruments (including, for greater certainty, puts, options, calls, prepaid variable formal contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a change in the market value of common shares or other securities held by an NEO.

Summary Compensation Table

The following table sets forth the total compensation for the Named Executive Officers for the year ended December 31, 2011 and for each of the preceding two years:

Name and principal position	Year	Salary ($)	Option- Based Awards(2) ($)	Non-Equity Incentive plan compensation ($)		All other compensation(3) ($)	Total compensation ($)
				Annual incentive plan ($)	Long- term incentive plan ($)
N. McMillan President & CEO	2011	334,965	169,659	169,659	-	13,025	687,308
	2010	293,580	144,819	144,819	-	19,885	603,103
	2009	251,500	125,029	104,191	-	10,364	491,084
R. Johnson V.P. Finance & CFO	2011	224,808	79,744	79,744	-	11,256	395,552
	2010	206,328	66,868	66,868	-	54,793	394,857
	2009	189,747	61,134	53,492	-	9,942	314,315
B. Skanderbeg V.P. Exploration	2011	222,287	79,840	79,840	-	10,611	392,578
	2010	183,818	62,978	62,978	-	31,516	341,290
	2009	145,770	49,861	43,628	-	8,657	247,916
P. Ng SVP Mining Operations(1)	2011	224,808	-	69,157	-	11,096	305,061
	2010	199,777	64,644	64,644	-	26,092	355,157
	2009	168,679	55,721	48,756	-	9,264	282,420

(1) Mr. P. Ng resigned as Senior Vice President, Mining Operations effective December 31, 2011.

(2) Amounts shown reflect the fair value of Stock Option Awards calculated using the Black-Scholes option-pricing model with assumptions of a five year weighted average expected option life, a 76 percent volatility and an interest rate of 1.47 percent. For compensation purposes, the award earned in 2011 was granted in March 2012. For awards made in March 2012, options were granted at an exercise price of $1.35.

(3) Other compensation consists of vacation payouts and Company paid employee benefits including long-term disability and life insurance premiums.

Outstanding Equity Awards

The following table summarizes outstanding equity awards as at December 31, 2011. The value of unexercised in-the-money options at December 31, 2011, is the difference between the exercise price of the options and the fair market value of the Corporation’s common shares at year end, which was $1.36.

2011 Outstanding Equity Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option grant date	Option expiration date	Value of unexercised in-the-money options ($)
(a)	(b)	(c)	(d)	(e)	(f)
A. Neil McMillan	200,000	1.15	January 1, 2006	January 1, 2016	42,000
	24,400	1.27	March 7, 2008	March 7, 2018	2,196
	182,668.78		February 27, 2009	February 27, 2019	105,947
	204,396	1.04	March 26, 2010	March 26, 2020	65,407
	99,876	2.38	March 25, 2011	March 25, 2021	-

Richard Johnson	10,000	0.90	November 29, 2002	November 29, 2012	4,600
	100,000	1.15	January 1, 2006	January 1, 2016	21,000
	16,300	1.27	March 7, 2008	March 7, 2018	16,300
	96,290.78		February 27, 2009	February 27, 2019	55,848
	99,941	1.04	March 26, 2010	March 26, 2020	31,981
	46,116	2.38	March 25, 2011	March 25, 2021	-

Brian Skanderbeg	100,000	1.70	March 29, 2007	March 29, 2017	-
	9,800	1.27	March 7, 2008	March 7, 2018	882
	100,000	1.02	April 1, 2008	April 1, 2018	34,000
	77,590.78		February 27, 2009	February 27, 2019	45,002
	81,512	1.04	March 26, 2010	March 26, 2020	26,084
	43,433	2.38	March 25, 2011	March 25, 2021	-

Philip Ng(1)	200,000	1.65	December 8, 2006	March 26, 2013	-
	16,300	1.27	March 7, 2008	March 26, 2013	1,467
	75,402.78		February 27, 2009	March 26, 2013	43,733
	91,092	1.04	March 26, 2010	March 26, 2013	29,149
	44,582	2.38	March 25, 2011	March 26, 2013	-

(1) Mr. P. Ng resigned as Senior Vice President, Mining Operations effective December 31, 2011

Other than those options granted in 2011 for 2010 long-term incentive awards, there were no options granted during the most recently completed financial year.

The following table summarizes the value vested or earned on outstanding awards for the year ended December 31, 2011:

Awards – Value Vested or Earned During the Year
Name	Option-based awards – Value Vested during the year ($)	Non-equity incentive plan Compensation – Value earned during the year ($)
(a)	(b)	(c)
A. Neil McMillan	21,802	169,659
Richard Johnson	10,660	79,744
Brian Skanderbeg	8,694	79,840
Philip Ng(1)	9,716	69,157

(1) Mr. P.Ng resigned as Senior Vice President, Mining Operations effective December 31, 2011.

TERMINATION CONTRACTS

The Corporation draws upon the knowledge, experience and advice of its NEOs to manage its business for the benefit of the Corporation’s shareholders. Too provide for the continued dedication of its NEOs, and recognizing that the Corporation does not maintain a pension plan or provide other benefits to executive officers upon retirement, the independent directors have determined that it is in the best interests of the Corporation and its shareholders to provide the NEOs with enhanced financial security in the event of termination. Accordingly, the Corporation currently has employment agreements with the NEOs, which provide for payment of severance in the event of termination by the Corporation without cause, or termination by the NEO as a result of a material reduction in the NEOs responsibilities, title or reporting duties; and provide for the acceleration of the vesting period for unvested options and permit exercise of options until the earlier of their original expiry date and one year after termination.

The Corporation does not have any pension plans or defined contribution plans in place that provide for payments or benefits at, following, or in connection with retirement for the NEOs.

Estimated Compensation on Termination and or Change of Control

Mr. A. Neil McMillan, President & Chief Executive Officer

Under the terms of Mr. McMillan’s Employment Agreement, assuming the triggering event took place on the last day of the most recently completed financial year, the estimated compensation upon termination by the Corporation without cause, or termination by Mr. McMillan as a result of a material reduction in Mr. McMillan’s responsibilities, title or reporting duties, would be approximately $1.9 million. This amount is equal to the sum of three times annual salary and average annual bonus for the three years prior to termination. In addition, the estimated incremental value of his non-vested stock options that would vest assuming a triggering event took place on the last day of the most recently completed financial year would be $21,800 (see Note 1 below).

Mr. Richard Johnson, Vice President Finance and Chief Financial Officer

Under the terms of Mr. Johnson’s Employment Agreement, assuming the triggering event took place on the last day of the most recently completed financial year, the estimated compensation upon termination by the Corporation without cause, or termination by Mr. Johnson as a result of a material reduction in Mr. Johnson’s responsibilities, title or reporting duties, would be approximately $0.8 million. This amount is equal to the sum of two times annual salary and average annual bonus for the two years prior to termination. In addition, the estimated incremental value of his non-vested stock options that would vest assuming a triggering event took place on the last day of the most recently completed financial year would be $10,700 (see Note 1 below).

Mr. Brian Skanderbeg, Vice President Exploration

Under the terms of Mr. Skanderbeg’s Employment Agreement, assuming the triggering event took place on the last day of the most recently completed financial year, the estimated compensation upon termination by the Corporation without cause, or termination by Mr. Skanderbeg as a result of a material reduction in Mr. Skanderbeg’s responsibilities, title or reporting duties, would be approximately 0.8 million. This amount is equal to the sum of two times annual salary and average annual bonus for the two years prior to termination. In addition, the estimated incremental value of his non-vested stock options that would vest assuming a triggering event took place on the last day of the most recently completed financial year would be $8,700 (see Note 1 below).

 Note 1

The estimated incremental value is based on the number of unvested options held as of December 31, 2011, and is calculated on the difference between the market value of the common shares on the TSX as at December 31, 2011, which was $1.36, and the exercise price of the option. The reader is cautioned that the amount reported may not represent the amounts that the Named Executive Officer will actually realize from the awards. Whether, and to what extent, a Named Executive Officer realizes value will depend on actual operating performance and stock price fluctuations.

PERFORMANCE GRAPH

The following performance graph compares the Corporation’s cumulative total shareholder return on common shares for the last five fiscal years beginning December 31, 2006 to December 31, 2011 with the cumulative total shareholder return on the S&P/TSX Composite Index and the New York Stock Exchange Market Value (U.S. and Foreign) Index.

	Dec 06	Dec 07	Dec 08	Dec 09	Dec 10	Dec 11
Claude Resources Inc.	100.00	80.81	24.13	72.09	127.91	79.07
Claude Resources Inc. (AMEX)	100.00	94.56	21.77	80.27	148.98	89.80
NYSE Amex Composite	100.00	122.46	73.97	100.19	127.31	128.98
S & P/TSX Composite	100.00	109.83	73.58	99.38	116.87	106.69

Based on the above chart, the Committee is satisfied that the pattern of compensation of the NEOs reflects their performance against the range of measures used for at-risk compensation plans and against the comparator group. Compensation levels in each year are within the range determined by the Committee as appropriate. Over both the three year and five-year periods, overall compensation levels are in-line with our performance, enabling the Committee to conclude that the Corporation’s compensation philosophy is working effectively both for shareholders and for the NEO.

The Executive Compensation Discussion and Analysis and Report on Executive Compensation is presented by the Committee, composed of:

Members: Rita M. Mirwald (Chair), Ray A. McKay, Ronald J. Hicks, C.A., Mike Sylvestre, Ted J. Nieman (Ex-Officio).

EQUITY COMPENSATION PLAN INFORMATION

The following table discloses the particulars of securities issued and issuable under the Corporation’s equity compensation plans as of December 31, 2011.

	Number of Securities to be Issued upon Exercise of Outstanding Options(1), Warrants and Rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)(2)
Equity compensation plans approved by security holders	5,484,250	1.57	9,332,471
Equity compensation plans not approved by security holders	-	-	-

Total	5,484,250	$1.57	9,332,471

(1) All securities under option are common shares.

(2)As at December 31, 2011, the aggregate number of shares that may be issued pursuant to the Management stock option incentive plan may not exceed 14,816,721. As at December 31, 2011, there were 9,332,471 options remaining available for issuance under the Management stock option incentive plan and other compensation arrangements.

MANAGEMENT STOCK OPTION INCENTIVE PLAN

The purpose of the Corporation's Management Stock Option Incentive Plan (referred to in this section as the “Plan”) is to provide an incentive for directors, officers, key employees and consultants of the Corporation to directly participate in the Corporation's growth and development by providing them with the opportunity through options on common shares to acquire an increased financial interest in the Corporation.

The Human Resources & Compensation Committee believes that the granting of options is an effective way to support the achievement of the Corporation’s long-term performance objectives, ensure executive and employee commitment to the longer term interests of the Corporation and its shareholders, and provide compensation opportunities to attract, retain and motivate employees critical to the success of the Corporation.

The maximum number of common shares available for option under the Plan is 9% of the Corporation’s common shares issued and outstanding from time to time. The number of common shares issuable to insiders, at any time, under all security based compensation arrangements, shall not exceed 10% of issued and outstanding common shares. Also, the number of common shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of issued and outstanding common shares. The number of common shares issuable to non-executive directors, at any time, under all security based compensation arrangements, shall not exceed 1% of issued and outstanding common shares. Also, the number of common shares issued to non-executive directors, within any one year period, under all security based compensation arrangements, cannot exceed 1% of issued and outstanding common shares. Further, the number of common shares issuable to any Optionee, at any time, under all security based compensation arrangements, shall not exceed 5% of issued and outstanding common shares.

The exercise price of the options granted is fixed by the Board at the time of grant. The exercise price shall be deemed to be the closing price at which board lots of the Corporation’s common shares were traded on the TSX on the day preceding the date on which the option is granted – or if no board lots are traded on such a day then the previous five day weighted average of board lot trading prices.

Options are non-assignable and have a maximum term of 10 years with the majority vesting at the rate of one-fifth per year, beginning on the grant date. The vesting of options may be accelerated if an officer is terminated without just cause or as a result of constructive dismissal. Under the Plan, if an employee’s employment ceases by reason of death or retirement all vested options will be exercisable for three years following the termination date. If a director’s service ceases by disability, death or retirement all vested options will be exercisable for one year (unless otherwise approved by the Board). If employment ceases as a result of just cause then any option granted will terminate at the time of termination of employment. In all other cases of cessation of employment options will remain exercisable for one year following the participants termination date.

As at December 31, 2011, there were 5,484,250 options issued and outstanding under the Plan. This represented approximately three percent of the Corporation's issued and outstanding common shares as of December 31, 2011.

The Board may amend, suspend or terminate the Plan, or any portion thereof, at any time, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX), if any, that require the approval of shareholders or any governmental or regulatory body. Without limiting the generality of the foregoing, the Board may at any time make the following amendments to the Plan: i) amendments which are of a housekeeping nature, including any amendment required to cure any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan; ii) a change to the vesting provisions of any option or the Plan; iii) a change to the termination provisions of the Plan or any option, whether or not such option is held by an insider, so long as that change does not entail an extension beyond the original expiry date; iv) the addition or modification of a cashless exercise feature, payable in cash or securities, which provides for a full deduction in the number of underlying securities from the Plan reserve; v) the addition of a financial assistance provision; vi) a change to a financial assistance provision; vii) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX); and viii) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX). Amendments to the Plan may be made in accordance with the provisions herein, provided that such amendment may not, without the consent of the optionee, adversely affect or impair any option previously granted to any optionee under the Plan.

Shareholder approval will be required for any amendments to the Plan which result in:i) a change to the number of common shares reserved or the fixed maximum percentage of common shares issuable under the Plan; ii) any reduction in exercise price, including the cancellation and reissue of any option at an exercise price lower than that of the cancelled option; iii) the extension of the term of an option beyond the option’s original expiry date; iv) a change to the eligible participants that may permit the introduction or reintroduction of non-employee directors on a discretionary basis or any other amendment to limits previously imposed on non-employee director participation; and v) the ability to transfer or assign options granted under the Plan except for normal estate settlement purposes. Further, shareholder approval, excluding the votes of securities held directly or indirectly by insiders benefiting from the amendment, is required for: i) a reduction in the exercise price or purchase price of the common shares; or ii) an extension of the term under the Plan, which is of benefit to an insider of the Corporation.

Notwithstanding the foregoing, the following may not be amended without approval of shareholders: i) amendment provisions granting additional powers to the Board to amend the plan or entitlements without security holder approval; or (ii) changes to the insider participation limits which result in the security holder approval to be required on a disinterested basis.

EMPLOYEE SHARE PURCHASE PLAN

On August 1, 1999, the Corporation established an employee share purchase plan (referred to in this section as the "ESPP"). The purpose of the ESPP is to assist participating employees of the Corporation to purchase Common Shares by having the Corporation contribute to the ESPP in accordance with the terms of the ESPP.

Full time employees that are not a director or officer of the Corporation and have completed at least three months employment with the Corporation and are not then participating in the Executive Incentive Program, may elect to participate in the ESPP. Should the vested options of an employee that participates in the Plan exceed the above amount at any time during a calendar year, the employee will be allowed to participate in the ESPP until the end of that calendar year.

Each participant may elect to contribute up to 5% of their earnings (including regular rate of salary or wages but excluding overtime and bonuses as well as other non-standard employment income from the Corporation). If the amendments being considered at the Meeting are authorized and approved by the shareholders of the Corporation, and the TSX approves such changes, the ESPP will be amended to allow participants to contribute up to 5% of their earnings (including regular rate of salary or wage, overtime and bonuses but excluding other non-standard employment income from the Corporation). The Corporation contributes common shares in an amount equal to 50% of even whole shares of the participant's designated contribution as determined at period end. This issue price for common shares purchased under the ESPP is based on a weighted average market price of the commons shares on the TSX for either the first or last five business days of a relevant period, whichever is less.

The maximum number of common shares available for issue under this Plan shall be 5% of the Corporation’s common shares issued and outstanding from time to time. The number of common shares is issuable to insiders, at any time, under all security based compensation arrangements, shall not exceed 10% of the issued and outstanding common shares. Also, the number of common shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of the issued and outstanding common shares. The number of common shares issuable to non-executive directors, at any time, under all security based compensation arrangements, shall not exceed 1% of issued and outstanding common shares. Also, the number of common shares issued to non-executive directors, within any one year period, under all security based compensation arrangements, cannot exceed 1% of the issued and outstanding common shares.

The interest of a participant under the ESPP is not transferable. The common shares contributed by the Corporation on a participant's behalf shall vest in them on the earlier of: (i) December 31 of the period in which the contribution was made, so long as they are still a participant in the employee purchase plan; (ii) on the death of a participant; or (iii) on the retirement of the participant from the Corporation. If a participant terminates their service with the Corporation, retires, or dies, they shall be entitled to receive from the trustee stock certificates based on the whole number of common shares that have vested in them, plus a cash settlement for any remaining cash balance in the participant's account. In the event a participant is on an approved leave of absence or becomes totally disabled, for the purposes of the ESPP such an event shall not be deemed to be a termination of employment until the participant so elects.

As of December 31, 2011, 235,614 common shares vested under the ESPP. This represented less than one percent of the Corporation's issued and outstanding common shares as of such date.

The Board may amend, suspend or terminate the ESPP, or any portion thereof, at any time, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX), if any, that require the approval of shareholders or any governmental or regulatory body.

Without limiting the generality of the foregoing, the Board may at any time make the following amendments to the ESPP: i) amendments which are of a housekeeping nature, including any amendment required to cure any ambiguity, error or omission in the ESPP or to correct or supplement any provision of the ESPP that is inconsistent with any other provision of the ESPP; ii) a change to the vesting provisions of any share or the ESPP; iii) a change to the termination provisions of the ESPP; iv) amendments respecting the amount of, manner of payment of, suspension of or notice respecting a Participant’s contributions or shares contributed by the Corporation and all matters related thereto; v) the addition of a financial assistance provision; vi) a change to a financial assistance provision; vii) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX); viii) a change to the enrollment provisions of the ESPP; ix) revisions to the eligibility requirements of the ESPP including limiting or expanding the class of persons that may participate in the ESPP; x) a change to the method of allocation, acquisition and vesting of shares under the ESPP; xi) amendments respecting the treatment of dividends and voting rights; xii) a change to the settlement procedure and satisfaction of participant rights under the ESPP and all matters supplemental thereto; and xiii) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

Subject to the foregoing and without intending to require any additional shareholder approval for any existing provisions of the ESPP, shareholder approval will be required for any amendments to the ESPP which result in i) a change to the limit on employee contributions under the ESPP; ii) where the Corporation makes no contribution under the ESPP, a discount being applied to the issue price of a common share under the ESPP where such discounted issue price is less than 80% of the undiscounted issue price; iii) where the Corporation makes a contribution under the ESPP, an increase in Corporation contributions such that the Corporation contributes an amount greater than 20% of participant contributions; iv) the extension of any offering period to a period greater than 27 months; and v) potential dilution under the ESPP, when combined with all other equity-based plans, being 10% of outstanding common shares or more.

Notwithstanding the foregoing, the following may not be amended without approval of shareholders: i) a change to the number of Common Shares reserved or the fixed maximum percentage of Common Shares issuable under the Plan; ii) amendment provisions granting additional powers to the Board to amend the plan or entitlements without shareholder approval; or iii) changes to the insider participation limits which result in the shareholder approval to be required on a disinterested basis.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, executive officers or their respective associates or affiliates, were indebted to the Corporation as of the end of the most recently completed financial year or as at the date hereof.

DIRECTORS' AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains a directors' and officers' liability insurance policy. Coverage is limited to $20 million per occurrence and to an aggregate total of $20 million in each policy year subject to a deductible ($250,000 on Security claims) to be paid by the Corporation. The annual premium is $110,000.

COMMUNICATION WITH THE BOARD OF DIRECTORS

Shareholders or other interested parties who wish to communicate with the Board should send their requests in writing to: Claude Resources Inc., Board of Directors, c/o Corporate Secretary, 200, 224-4th Avenue South, Saskatoon, SK S7K 5M5 or via e-mail to clauderesources@clauderesources.com, Attention: Board of Directors.

OTHER MATTERS

Management of the Corporation knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice. However, if any matters other than those referred to herein should be presented at the Meeting, the persons named in the enclosed proxy are authorized to vote the shares represented by the proxy in accordance with their best judgement.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s consolidated financial statements and management’s discussion and analysis (MD & A) for its most recently completed financial year, also filed on SEDAR.

DIRECTORS' APPROVAL

The contents and the sending of this Management Information Circular has been approved by the Board of Directors.

BY ORDER OF THE BOARD OF DIRECTORS

Ted J. Nieman	Richard Johnson, C.A.
Chairman	Vice President of Finance &
Chief Financial Officer

Saskatoon, Saskatchewan

March 30, 2012

Appendix A

Corporate Governance Disclosure Required Under NI 58-101

1.	Board of Directors

(a)	Disclose the identity of directors who are independent.

The Board has determined that seven of the eight directors are “independent” within the meaning of Board adopted Independence Standards which are based on applicable laws, rules and regulations. The six independent directors are Ted J. Nieman, Ronald J. Hicks, J. Robert Kowalishin, Ray A. McKay, Rita Mirwald, Mike Sylvestre, and Brian Booth (Mr. Booth was appointed to the Board effective April 1, 2012).

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	A. Neil McMillan is the President and Chief Executive Officer of the Corporation and is therefore not independent.

(c)	Disclose whether or not a majority of the directors are independent.	Seven of eight of the Corporation’s directors are independent.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Such other directorships have been disclosed in the “Election of Directors” section of this Management Information Circular.

(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.	At each of its meetings the Board and its Committees are given the opportunity to meet independently of Management and non-independent directors at the request of any independent director.

(f)	Disclose whether or not the chair of the Board is an independent director.	Ted J. Nieman, the Chairman of the Board, is an independent director. In addition to chairing all Board meetings and setting the Board’s agenda, the Chair’s role is to facilitate and chair discussions among the Corporation’s independent directors. The Chair reviews any comments or requests made by an independent director and oversees the process by which information to independent directors is made available regarding the Corporation’s activities.

(g)	Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	The attendance record for each director is fully disclosed in the “Election of Directors” section of the Management Information Circular.

2.	Mandate of the Board of Directors

	Disclose the text of the Board’s written mandate.	The Board’s mandate is attached to the Management Information Circular as Appendix B.

3.	Position Description

(a)	Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board Committee.	Position descriptions for the chair of the Board and each Board Committee chair have been developed and approved by the Board. The Board and Committee mandates set out each Chair’s duties and responsibilities. Position descriptions are reviewed on an annual basis.

(b)	Disclose whether or not the Board and the CEO have developed a written position description for the CEO.	A written position description for the Chief Executive Officer has been developed and approved by the Board.

4.	Orientation and Continuing Education

(a)	Briefly describe what measures the Board takes to orient new directors regarding the role of the Board, its Committees and its directors and the nature and operation of the issuer’s business.	The Corporation has an orientation and education program in place for current and new directors. All new directors receive a manual containing a record of historical public information about the Corporation, as well as the mandates of the Board, its Committees, and other relevant corporate and business information, including property tours. New directors are encouraged to learn from existing directors and senior executives. In connection with new appointments the orientation program is reviewed regularly.

(b)	Briefly describe what measures, if any, the Board takes to provide continuing education for its directors.	Continuing education opportunities are directed at enabling individual directors to maintain or enhance their skills and abilities as directors. Directors are regularly briefed on strategic issues, regulatory developments, including environmental and safety issues, and other issues that may materially impact the Corporation.

5.	Ethical Business Conduct

a)	Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:	The Board has adopted written codes of ethics for directors, officers and employees. The complete text of these codes can be found at www.clauderesources.com and are available in print to any shareholder who requests them.

(i)	disclose how a person or company can obtain a copy of the code;	The Board, through its Nominating & Corporate Governance Committee, oversees annual compliance certification from each director, officer and employee.

(ii)	describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and	Management updates the Board on compliance with the Code as necessary.

(iii)	provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	No material change reports have been filed since the beginning of the Corporation’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Corporation’s Code of Ethics.

(b)	Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Each director must disclose all actual or potential conflicts of interest and refrain from voting on matters in which the director has a conflict.

(c)	Describe any other steps the Board has taken to encourage and promote a culture of ethical business conduct.	The Board has approved a “whistle blower policy”, to promote, among other things, the disclosure and reporting of any questionable accounting or auditing matters, fraudulent or misleading financial information and violations of the Code of Ethics. Whistleblower reports are provided to the Audit Committee quarterly.

6.	Nomination of Directors

(a)	Describe the process by which the Board identifies new candidates for Board nomination.	The process for identifying and recommending the nomination of new Board candidates is set forth in the written mandate of the Nominating & Corporate Governance Committee. The Committee will work with the Board and CEO to determine the competencies and skills the Board considers necessary to complement each existing director.

(b)	Disclose whether or not the Board has a nominating Committee composed entirely of independent directors	The Nominating & Corporate Governance Committee is composed entirely of independent directors.

(c)	If the Board has a nominating Committee, describe the responsibilities, powers, and operation of the nominating Committee.	The responsibilities, powers and operation of the Nominating & Corporate Governance Committee are as set out in the “Committee Reports” section of the Management Information Circular.

7.	Compensation

(a)	Describe the process by which the Board determines the compensation for the issuer’s directors and officers.	Director and officer compensation is established on the advice of independent consultants. As well, survey information on peer group mining companies is obtained from time to time.

(b)	Disclose whether or not the Board has a compensation Committee composed entirely of independent directors.	Each of the four directors who comprise the Human Resources & Compensation Committee are independent.

(c)	If the Board has a compensation Committee, describe the responsibilities, powers and operation of the compensation Committee.	A description of the Corporation’s Human Resources & Compensation Committee is fully disclosed in the “Committee Reports” section of the Management Information Circular.

(d)	If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.	In 2011, the Human Resources & Compensation Committee engaged the services of Mercer (Canada) Limited and Koenig & Associates Inc., two independent compensation consultants, to provide advice and counsel on executive compensation and other matters. Full details of such engagement is disclosed in the "Human Resources & Compensation Committee" section of the Management Information Circular.

8.	Other Board Committees

	If the Board has standing Committee other than the audit and nominating, corporate governance and compensation Committees, identify the Committees and describe their function.	A description of the Corporation’s standing Committee’s is fully disclosed in the “Committee Reports” section of the Management Information Circular

9.	Assessments

Disclose whether or not the Board, its Committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.

Each year detailed, confidential questionnaires are completed that are designed to evaluate the effectiveness and contribution of the Board, the Committees and individual Directors.

The results of the evaluation are analyzed and reviewed by the members of the Nominating and Corporate Governance Committee who consider whether any changes to the Board’s processes, composition or Committee structure is required. When necessary, Management is advised of any suggestions made by Directors for enhancement of processes to aid the work of the Board and its Committees.

The objective of the assessment is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuing improvement.

Appendix B

Claude Resources Inc.

Board of Director’s Charter

I.	Purpose

The Board of Directors (the “Board”) of Claude Resources Inc. (the “Corporation”), elected by the Company’s shareholders, is responsible for the stewardship and oversight of the management of the Corporation and its business. It’s primary responsibility is to ensure the long-term success of the Corporation consistent with its fiduciary responsibility to maximize shareholder value. The Board may delegate certain of its responsibilities and authority to management and its Committees.

II.	Composition

The Board shall be comprised of that number of Directors as shall be determined from time to time by the Board, on recommendation of the Nominating & Corporate Governance Committee, in accordance with the Corporation’s articles and bylaws.

III.	Meetings

The time and place of the meetings shall be held and the calling of the meetings and procedure in all things at these meetings shall be determined by the Board in accordance with the Corporation’s articles, bylaws and applicable laws. A majority of the members of the Board of Directors shall constitute a quorum.

The Chairman of the Board, in consultation with the appropriate members of Management, develops the agenda for Board Meetings. Information and materials that are important to the Board’s understanding of the agenda items are distributed in advance of the meeting.

Board members are expected to attend the Annual Meeting of Shareholders and all meetings of the Board and committees, in person or via teleconference, on which they serve. Directors must notify the Chairman of the Board of circumstances preventing attendance at a meeting.

IV.	Responsibilities and Duties

Managing the Affairs of the Board

The Board operates by delegating certain of its responsibilities and authority, including spending authorizations, to management and its committees and by reserving certain powers for itself. Any responsibility not delegated to management or a committee of the Board remains with the Board. Subject to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

a)	planning its composition and size;
b)	selecting its Chair and approving the Chair’s position description;
c)	nominating candidates for election to the Board;
d)	determining independence of Board members;
e)	appointing committees of the Board, membership of directors thereon, and its Chair; and
f)	determining director compensation; and
g)	assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities.

Management and Human Resources

The Board has the responsibility for:

a)	the appointment and succession of the Chief Executive Officer (CEO) and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO’s duties;
b)	approving a position description for the CEO;
c)	reviewing CEO performance at least annually, against agreed-upon written objectives;
d)	approving decisions relating to senior management, including the:
i)	appointment and discharge of officers of the Company and members of the senior leadership team;
ii)	compensation and benefits for members of the senior leadership team;
iii)	acceptance of outside directorships on public companies by executive officers;
iv)	monitoring annual corporate objectives utilized in determining incentive compensation or other awards to officers; and
e)	taking all reasonable steps to ensure succession planning programs are in place, including programs to train and develop management.

Strategy and Plans

The Board has the responsibility to:

a)	participate in strategic planning sessions to ensure that management develops, and ultimately approve, major corporate strategies and objectives;
b)	monitor management’s achievements in implementing major corporate strategies and objectives, in light of changing circumstances;
c)	approve capital commitment and expenditure budgets and related operating plans;
d)	approve financial and operating objectives used in determining compensation; and
e)	approve property divestitures and acquisitions of $1,000,000 or more.

Financial and Corporate Issues

The Board has the responsibility to:

a)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;
b)	monitor operational and financial results;
c)	approve annual financial statements and related Management’s Discussion and Analysis, review quarterly financial results and approve the release thereof by management;
d)	approve the Management Proxy Circular, Annual Information Form, Form 40F and documents incorporated by reference therein;
e)	approve financings and issue and repurchase of shares, issue and redemption of debt securities;
f)	approve appointment and monitor independence of external auditors;
g)	approve banking resolutions and significant changes in banking relationships;
h)	approve appointments, or material changes in relationships with corporate trustees;
i)	approve all awards of stock, stock options and other incentive compensation awards and other compensation to executive officers pursuant to the Company’s executive plans and programs;

j)	approve contracts, leases and other arrangements or commitments that may have a material impact on the Company;
k)	approve spending authority guidelines; and
l)	approve the commencement or settlement of litigation that may have a material impact on the Company.

Business and Risk Management

The Board has the responsibility to:

a)	take all reasonable steps to ensure that management has identified the principal risks of the Company’s business and implemented appropriate strategies to manage these risks, understands the principal risks and achieves a proper balance between risks and benefits;
b)	review reports on capital commitments and expenditures relative to approved budgets;
c)	review operating and financial performance relative to budgets or objectives;
d)	receive, on a regular basis, reports from its committees on matters relating to, among others, ethical conduct, environmental management, employee health and safety, human rights, and related party transactions; and
e)	assess and monitor management control systems by evaluating and assessing information provided by management and others (e.g. internal and external auditors) about the effectiveness of management control systems.

Policies and Procedures

The Board has the responsibility to:

a)	monitor compliance with all significant policies and procedures by which the Company is operated;
b)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;
c)	provide policy direction to management while respecting their responsibility for day-to-day management of the Company’s businesses; and
d)	review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).

Compliance Reporting and Corporate Communications

The Board has the responsibility to:

a)	take all reasonable steps to ensure the Company has in place effective disclosure and communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;
b)	approve interaction with shareholders on all items requiring shareholder response or approval;
c)	take all reasonable steps to ensure that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;
d)	take all reasonable steps to ensure that financial results are reported fairly and in accordance with generally accepted accounting principles;

e)	take all reasonable steps to ensure the timely reporting of any other developments that have significant and material impact on the Company; and
f)	report annually to shareholders on the Board’s stewardship for the preceding year.

General Legal Obligations of the Board of Directors

The Board is responsible for:

a)	directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained;
b)	approving changes in the By-laws and Articles of Incorporation, matters requiring shareholder approval, and agendas for shareholder meetings;
c)	approving the Company’s legal structure, name and logo; and
d)	performing such functions as it reserves to itself or which cannot, by law, be delegated to Committees of the Board or to management.

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